Filed pursuant to Rule 424(b)(3)

Registration No. 333-269246

PROSPECTUS SUPPLEMENT NO. 6

(to Prospectus dated April 27, 2023)

(Interactive Strength Inc.)

Up to 1,773,937 shares of common stock

This prospectus supplement supplements the prospectus dated April 27, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-269246). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 1,773,937 shares of our common stock, par value $0.0001 per share (the “common stock”). Our registration of the shares covered by the Prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell the shares of common stock covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

Our shares of common stock are listed on Nasdaq under the symbol “TRNR". On November 21, 2023, the closing price of our shares of common stock was $0.95 per share. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 15 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 22, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ________

Commission File Number: 001-41610

INTERACTIVE STRENGTH INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	82-1432916
( State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1005 Congress Ave, Suite 925 Austin , Texas	78701
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 697-8655

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	TRNR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of November 10, 2023, the registrant had 14,313,185 shares of common stock, $0.0001 par value per share, outstanding.

i

Item 1. Financial Statements

INTERACTIVE STRENGTH INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(In thousands, except share and per share amounts)

	September 30,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$30	$226
Accounts receivable, net of allowances	7	—
Inventories, net	1,443	4,567
Vendor deposits	3,280	3,603
Prepaid expenses and other current assets	962	1,426
Total current assets	5,722	9,822
Property and equipment, net	583	1,326
Right-of-use-assets	296	110
Intangible assets, net	2,866	3,834
Long-term inventories, net	3,121	—
Deferred offering costs	—	2,337
Other assets	5,683	7,018
Total Assets	$18,271	$24,447
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$8,921	$7,743
Accrued expenses and other current liabilities	1,951	5,304
Operating lease liability, current portion	53	106
Deferred revenue	66	29
Loan payable	6,266	6,708
Senior secured notes	1,038	—
Income tax payable	7	7
Convertible note payable	—	4,270
Total current liabilities	18,302	24,167
Operating lease liability, net of current portion	243	9
Warrant liabilities	—	3,004
Total liabilities	$18,545	$27,180
Commitments and contingencies (Note 13)
Stockholders' equity
Common stock, par value $0.0001; 900,000,000 and 369,950,000 shares authorized as of September 30, 2023 and December 31, 2022, respectively; 14,178,514 and 2,450,922 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively.	7	4
Additional paid-in capital	154,942	112,436
Accumulated other comprehensive income	286	365
Accumulated deficit	(155,509)	(115,538)
Total stockholders' equity (deficit)	(274)	(2,733)
Total liabilities and stockholders' equity (deficit)	$18,271	$24,447

INTERACTIVE STRENGTH INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited)

(In thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue:
Fitness product revenue	$206	$144	$502	$402
Membership revenue	38	25	94	53
Training revenue	62	32	183	32
Total revenue	306	201	779	487
Cost of revenue:
Cost of fitness product revenue	(360)	(764)	(1,529)	(2,047)
Cost of membership	(960)	(1,545)	(2,861)	(3,537)
Cost of training	(109)	(387)	(300)	(1,077)
Total cost of revenue	(1,429)	(2,696)	(4,690)	(6,661)
Gross loss	(1,123)	(2,495)	(3,911)	(6,174)
Operating expenses:
Research and development	2,357	4,854	7,796	15,284
Sales and marketing	282	1,193	1,473	5,194
General and administrative	6,313	6,131	30,043	11,774
Total operating expenses	8,952	12,178	39,312	32,252
Loss from operations	(10,075)	(14,673)	(43,223)	(38,426)
Other income (expense), net:
Other income (expense), net	(179)	(417)	25	(740)
Interest (expense)	(154)	(187)	(1,382)	(748)
Gain upon debt forgiveness	—	523	2,595	523
Change in fair value of convertible notes	—	—	(252)	(24)
Change in fair value of warrants	—	—	2,266	—
Total other income (expense), net	(333)	(81)	3,252	(989)
Loss before provision for income taxes	(10,408)	(14,754)	(39,971)	(39,415)
Income tax expense	—	—	—	—
Net loss attributable to common stockholders	$(10,408)	$(14,754)	$(39,971)	$(39,415)
Net loss per share - basic and diluted	$(0.73)	$(30.16)	$(3.40)	$(93.10)
Weighted average common stock outstanding—basic and diluted	14,186,222	489,132	11,750,907	423,362

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net loss	$(10,408)	$(14,754)	$(39,971)	$(39,415)
Other comprehensive loss:
Foreign currency translation (loss) gain	172	441	(79)	931
Total comprehensive loss	$(10,236)	$(14,313)	$(40,050)	$(38,484)

INTERACTIVE STRENGTH INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(unaudited)

(In thousands, except share amounts)

	Series Seed 0 - 10		Convertible Preferred Stock Series A		Series A-1		Series A-2		Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Income) Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2021	42,999	$7,594	86,703	$19,535	10,208	$2,604	—	$—	—	$—	181,362	$3	31,703	$—	$37,806	$(159)	$(57,313)	$(19,663)
Issuance of Class A common stock	—	—	—	—	—	—	—	—	—	—	267,384	3	—	—	2,060	—	—	2,063
Issuance of Series A-2 preferred stock upon conversion of convertible notes	—	—	—	—	—	—	124,313	5,926	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-2 preferred stock, net of issuance costs of $66	—	—	—	—	—	—	631,292	30,028	—	—	—	—	—	—	—	—	—	—
Issuance of Class B common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	501	—	8	—	—	8
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	97	—	—	97
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	167	—	167
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,691)	(12,691)
Balances at March 31, 2022	42,999	$7,594	86,703	$19,535	10,208	$2,604	755,605	$35,954	—	$—	448,746	$6	32,204	$—	$39,971	$8	$(70,004)	$(30,019)
Issuance of Series A-2 preferred stock, net of issuance costs of $27	—	—	—	—	—	—	—	(27)	—	—	—	—	—	—	—	—	—	—
Issuance of Class B common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	—	—	2
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	100	—	—	100
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	323	—	323
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,970)	(11,970)
Balances at June 30, 2022	42,999	7,594	86,703	19,535	10,208	2,604	755,605	35,927	—	—	448,746	6	32,204	—	40,073	331	(81,974)	(41,564)
Issuance of Class A common stock	—	—	—	—	—	—	—	—	—	—	8	(3)	—	—	—	—	—	(3)
Issuance of Series A-2 preferred stock, net of issuance costs of $4	—	—	—	—	—	—	1	(4)	—	—	—	—	—	—	—	—	—	—
Issuance of Class B common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	57	—	3	—	—	3
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,754	—	—	3,754
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	441	—	441
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(14,754)	(14,754)
Balances at September 30, 2022	42,999	7,594	86,703	19,535	10,208	2,604	755,606	35,923	—	—	448,754	3	32,261	—	43,830	772	(96,728)	(52,122)

	Series Seed 0 - 10		Convertible Preferred Stock Series A		Series A-1		Series A-2		Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Income) Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2022	—	$—	—	$—	—	$—	—	$—	—	$—	2,416,698	4	34,224	$—	112,436	365	(115,538)	(2,733)
Issuance of Common stock	—	—	—	—	—	—	—	—	8,676,924	3	—	—	—	—	4,449	—	—	4,452
Issuance of Common stock upon conversion of Class A Common Stock	—	—	—	—	—	—	—	—	2,416,698	4	(2,416,698)	(4)	—	—	—	—	—	—
Issuance of Class B common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	646,433	—	14	—	—	14
Issuance of Common stock upon conversion of Class B Common Stock	—	—	—	—	—	—	—	—	680,657	—	—	—	(680,657)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15,057	—	—	15,057
Net exercise of options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	323	—	—	323
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(115)	—	(115)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(15,961)	(15,961)
Balances at March 31, 2023	—	$—	—	$—	—	$—	—	$—	11,774,279	$7	—	$—	—	$—	$132,279	$250	$(131,499)	$1,037
Initial public offering, net of issuance cost of $1.2 million	—	—	—	—	—	—	—	—	1,500,000	—	—	—	—	—	10,820	—	—	10,820
Initial public offering costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,607)	—	—	(4,607)
Issuance of Common stock upon conversion of convertible notes	—	—	—	—	—	—	—	—	565,144	—	—	—	—	—	4,521	—	—	4,521
Exercise of stock warrants	—	—	—	—	—	—	—	—	339,091	—	—	—	—	—	2,468	—	—	2,468
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,510	—	—	4,510
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(136)	—	(136)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,602)	(13,602)
Balances at June 30, 2023	—	$—	—	$—	—	$—	—	$—	14,178,514	$7	—	$—	—	$—	$149,991	$114	$(145,101)	$5,011
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,951	—	—	4,951
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	172	—	172
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,408)	(10,408)
Balances at September 30, 2023	—	$—	—	$—	—	$—	—	$—	14,178,514	$7	—	$—	—	$—	$154,942	$286	$(155,509)	$(274)

INTERACTIVE STRENGTH INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

(In thousands)

	Nine Months Ended September 30,
	2023	2022
Cash Flows From Operating Activities:
Net loss	$(39,971)	$(39,415)
Adjustments to reconcile net loss to net cash used in operating activities:
Foreign currency	64	821
Depreciation	743	932
Amortization	4,188	3,735
Non-cash lease expense	66	—
Inventory valuation loss	261	1,106
Stock-based compensation	23,773	3,951
Gain upon debt forgiveness	(2,595)	(523)
Interest expense	77	746
Amortization of debt discount	1,305	—
Change in fair value of convertible notes	252	24
Warrants issued to service providers	442	—
Change in fair value of warrants	(2,266)	—
Changes in operating assets and liabilities
Accounts receivable	(7)	—
Inventories	(442)	(2,806)
Prepaid expenses and other current assets	464	(721)
Vendor deposits	323	316
Deferred offering costs	—	(1,123)
Long-term inventories	—	(313)
Other assets	(10)	(1)
Accounts payable	585	1,642
Accrued expenses and other current liabilities	(780)	2,141
Deferred revenue	37	(4)
Operating lease liabilities	(70)	—
Net cash used in operating activities	(13,561)	(29,492)
Cash Flows From Investing Activities:
Purchase of property and equipment	—	(501)
Acquisition of internal use software	(349)	(2,744)
Acquisition of software and content	(797)	(4,958)
Net cash used in investing activities	(1,146)	(8,203)
Cash Flows From Financing Activities:
Proceeds from issuance of related party loans	465	14
Payments of related party loans	(483)	(1,178)
Proceeds from issuance of common stock upon initial public offering, net of offering costs	10,820	—
Payments of offering costs	(1,453)	—
Proceeds from senior secured notes	3,030	—
Payments of senior secured notes	(2,000)	—
Proceeds from issuance of Preferred Stock - Series A, net of issuance costs	—	29,997
Proceeds from issuance of convertible notes	—	5,902
Proceeds from the issuance of common stock A	4,247	2,060
Proceeds from the exercise of common stock options	30	6
Repayment Bounce Back Loan	—	(69)
Net cash provided by financing activities	14,656	36,732
Effect of exchange rate on cash	(145)	(74)
Net Change In Cash and Cash Equivalents	(196)	(1,037)
Cash and restricted cash at beginning of year	226	1,697
Cash and restricted cash at end of year	$30	$660
Supplemental Disclosure Of Cash Flow Information:
Property & equipment in AP	18	175
Inventories in AP and accrued	815	783
Issuance of Series A preferred stock in connection with convertible notes payable	—	5,926
Offering costs in AP and accrued	3,155	—
Exercise of stock warrants	2,468	—
Right-of-use assets obtained in exchange for new operating lease liabilities	313	—
Conversion of convertible notes into common stock	4,521	—
Decrease in right-of-use asset and operating lease liabilities due to lease termination	61	—
Issuance of Common Stock from Rights Offering	202	—
Net exercise of options	323	—
Stock-based compensation capitalized in software	745	—

INTERACTIVE STRENGTH INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.
Description of Business and Basis of Presentation

Description and Organization

Interactive Strength Inc., together with its consolidated subsidiaries doing business as “Forme” (“Forme” or the “Company”), is an interactive home fitness platform that offers an immersive smart home gym with a life-size touchscreen mirror and accessories. Our Members are defined as any individual who has a Forme account through a paid connected fitness membership. The Company’s interactive home fitness platform is known as the Studio, for which the Company continues to develop new accessories and add-ons to further customize a Member’s experience (“Connected Fitness Products”). Through the Studio, Members can stream immersive, instructor-led boutique classes anytime, anywhere. The Company enables Members to get the most out of their wellness journey from their home.

Initial Public Offering

In May 2023, the Company closed its initial public offering ("IPO") in which we issued and sold 1.5 million shares of common stock at a public offering price of $8.00 per share and excluding shares sold in the IPO by certain of our existing stockholders. Total proceeds, after deducting underwriting commissions of $1.2 million and other offering expenses of $4.6 million, was $6.2 million.

Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated financial statements include the accounts of Interactive Strength Inc. and its subsidiaries in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, cash flows, and the changes in equity for the interim period.

Liquidity and Going Concern

Since its inception, the Company has sustained recurring losses and has relied on funding from private investors and other third-parties (collectively “outside capital”) to execute the Company’s growth strategy. As a result, the Company incurred a net loss of $40.0 million during the nine months ended September 30, 2023 and had an accumulated deficit of $155.5 million as of September 30, 2023. The Company’s long-term success is dependent upon its ability to successfully develop, market, and deliver its revenue-generating products and services in a profitable manner. While management believes the Company can be successful in executing its growth strategy, no assurance can be provided it will be able to do so in a timely or profitable manner. As a result, the Company anticipates it will continue to rely on outside capital to fund the Company’s operations for the foreseeable future.

As of the date the accompanying condensed consolidated financial statements were issued (the “issuance date”), the Company’s available liquidity was not sufficient to fund the Company’s operations over the next twelve months or meet its obligations as they become due, absent the Company’s ability to secure additional outside capital. While management plans to take action to address the Company’s liquidity needs, such as cost mitigation initiatives to reduce unnecessary costs, securing additional outside capital, and/or pursuing other strategic arrangements, no assurance can be provided that management’s actions will be sufficient to fund the Company’s operations over the next twelve months or meet its obligations as they become due.

As of September 30, 2023, the Company had $1.0 million of senior secured notes outstanding with THLWY, LLC (see Note 10).

In addition, as of September 30, 2023, the Company had loans outstanding from certain related parties (See Note 19) with an aggregate principal and interest amount owed of approximately $6.3 million. All of these loans matured prior to September 30, 2023, but their repayment has been temporarily waived. However, absent additional outside capital, the Company will be unable to repay these loans upon their maturity and, as such, the aggregate amounts owed have been classified as current debt in the accompanying condensed consolidated balance sheet as of September 30, 2023.

In the event that one or more of management’s planned actions are not sufficient to fund the Company’s operations over the next twelve months or meet its obligations as they become due, management will be required to seek other strategic alternatives, which may include, among others, a significant curtailment in the Company’s operations, a sale of certain of the Company’s assets, a sale of the entire Company to strategic or financial investors, and/or allowing the Company to become insolvent by filing for bankruptcy. These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying condensed consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going concern, which contemplates that the Company will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying condensed consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

2.
Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, for interim financial reporting and as required by Regulation S-X, Rule 10-01. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated annual financial statements for the years ended December 31, 2022 and 2021 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the Company’s condensed consolidated balance sheet as of September 30, 2023, the condensed consolidated statements of operations and comprehensive (loss) for the three and nine months ended September 30, 2023 and 2022, the condensed consolidated statement of redeemable convertible preferred stock and stockholders' equity (deficit) as of September 30, 2023 and condensed consolidated statements of cash flows for the nine months ended September 30, 2023 and 2022. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2023 and 2022 are unaudited. The results for the nine months ended September 30, 2023, are not necessarily indicative of results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to revenue related reserves, the realizability of inventory, fair value measurements, useful lives of long lived assets, including property and equipment and finite lived intangible assets, product warranty, stock-based compensation expense, valuation of the debt component of convertible notes, warrant liabilities, and commitments and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates.

Segment Information

Operating segments are defined as components of an enterprise for which separate and discrete information is available for evaluation by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and assess performance. The Company has one operating segment, the development and sale of its at-home fitness technology platform. The Company’s chief operating decision maker, its chief executive officer, manages the Company’s operations on a consolidated basis for the purpose of allocating resources. As the Company has one reportable segment, all required segment financial information is presented in the consolidated financial statements. The Company currently operates in the United States, the United Kingdom, and Taiwan. As of September 30, 2023 and 2022, substantially all of the Company’s long-lived assets are held in the United States.

Cash

Cash consists of cash on deposit in banks.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO. As of September 30, 2023, the Company incurred offering costs amounting to $4.6 million through the IPO and subsequently classified the costs to additional paid in capital.

Property and Equipment

Property and equipment purchased by the Company are stated at cost less accumulated depreciation. Major updates and improvements are capitalized, while charges for repairs and maintenance which do not improve or extend the lives of the respective asset, are expensed as incurred. The Company capitalizes the cost of pre-production tooling which it owns under a supply arrangement. Pre-production tooling, including the related engineering costs the Company will not own or will not use in producing products under long-term supply arrangements, are expensed as incurred.

Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives:

Pre-production tooling	2 – 5 years
Machinery and equipment	2 – 10 years
Furniture and fixtures	3 – 5 years
Leasehold improvements	Lesser of lease term or estimated useful life

Inventories, net

Inventories, which are comprised of finished goods, are stated at the lower of cost or net realizable value, with cost determined using actual costs. The Company maintains inventory in a third-party warehouse. Reserves are established to reduce the cost of inventories to their estimated net realizable value and are reflected in cost of revenues in the consolidated statement of operations. The Company assessed the obsolescence reserve by evaluating factors such as inventory levels, historical sales, and the remaining life of its products. Inventory losses are written-off against the reserve. Inventory not expected to be sold in the next twelve months is classified as long-term in the accompanying condensed, consolidated balance sheets.

Vendor Deposits

Vendor deposits represent prepayments made to the third-party manufacturers of the Company’s inventory. In general, the Company’s manufacturers require that the Company pay a portion of the costs for a manufacturing purchase order in advance, with the remaining cost being invoiced upon delivery of the products. Prior to receipt of the goods, any costs associated with the prepayments made by the Company are reflected as vendor deposits on the Company’s consolidated balance sheet.

Capitalized Studio Content

Capitalized Studio content costs include certain expenditures to develop video and live content for the Company’s customers. The Company capitalizes production costs for recorded content in accordance with ASC 926-20, Entertainment-Films - Other Assets - Film Costs. The Company recognizes capitalized content, net of accumulated amortization, within other non-current assets in the consolidated balance sheets and recognizes the related amortization expense as a component of cost of revenue in the consolidated statements of operations and comprehensive (loss). Costs which qualify for capitalization include production costs, development costs, direct costs, labor costs, and production overhead. Expenditures for capitalized content are included within operating activities in the consolidated statements of cash flows. Based on certain factors, including historical and estimated user viewing patterns, the Company amortizes individual titles within the Studio content library on a straight-line basis over a three-year useful life. The Company reviews factors impacting the amortization of the capitalized Studio content on an ongoing basis. Estimates related to these factors require considerable management judgment.

The Company considered certain factors in determining the useful life of the content, including expected periods over which the content will be made available through the platform and related viewership, the lack of “obsolescence” of such content over such period given the nature of its videos (i.e., exercise classes which are not significantly impacted by changes in markets or customer preferences, and/or for which the content is expected to significantly change or evolve over time), and the expected significant growth of its subscriber base which will contribute to substantial increases in viewership over time given the recent launch of its product and membership offerings. Based on these factors, the Company has determined that a three-year (3-year) amortization period is reasonable for the content. The Company will continue to review factors impacting the amortization of the capitalized content on an ongoing basis.

The Company’s business model is membership based as opposed to generating revenues at a specific title level. Therefore, all content assets are monetized as part of a single asset group. The content is assessed at the group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that fair value may be less than unamortized cost. Unamortized costs are assessed for impairment regardless of whether the produced content is completed. To date, the Company has recognized one impairment with regards to the carrying value of its content portfolio. If circumstances in the future suggest that an impairment may exist, these aggregated content assets will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off. The unamortized cost of content is approximately $2.9 million and $4.4 million as of September 30, 2023 and December 31, 2022, respectively.

Identifiable Intangible Assets

The Company capitalizes certain eligible software development costs incurred in connection with its internal use software in accordance with ASC 350-40, Internal-use Software and ASC 985, Software. These capitalized costs also relate to the Company’s Studio software that is accessed by its customers on a membership basis as well as certain costs associated with its information systems. Capitalized software costs are amortized over the estimated useful life is three years. Capitalization begins once the application development stage begins, management has authorized and committed to funding the project, it is probable the project will be completed, and the software will be used to perform the function intended. Internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. The Company expenses all costs incurred that relate to planning and post-implementation phases of development. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment, and none were identified in the quarter ended September 30, 2023.

During the nine months ended September 30, 2023 and the year ended December 31, 2022, the Company capitalized $0.5 million and $2.7 million, respectively, of internal use software.

Amortization is computed on a straight-line basis over the following estimated useful lives:

Internal-use software	3 years

Music Royalty Fees

The Company recognizes music royalty fees as these fees are incurred in accordance with the terms of the relevant license agreement with the music rights holder. The incurrence of such royalties is primarily driven by the number of paid subscribers each month and it is classified as cost of membership and training within the Company’s statement of operations. The Company’s license agreements with music rights holders generally include provisions for advance royalties as well as minimum guarantees. When a minimum guarantee is paid in advance, the guarantee is recorded as a prepaid asset and amortized over the shorter of the period consumed or the term of the agreement. As of September 30, 2023 and December 31, 2022 there were no music guarantee-related prepaids, respectively.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•
Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.
•
Level 2 inputs are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
•
Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Company’s material financial instruments consist primarily of cash and cash equivalents, accounts payable, accrued expenses, convertible notes, and warrants. The carrying amounts of current financial instruments, which include cash, accounts receivable, accounts payable and accrued expenses, approximate their fair values due to the short-term nature of these instruments.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value.

Convertible Notes

As permitted under ASC Topic 825, Financial Instruments, the Company has elected the fair value option to account for its convertible notes. In accordance with ASC Topic 825, the Company records these convertible notes at fair value with changes in fair value recorded as a component of other income (expense), net in the condensed consolidated statement of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. The Company concluded that it was appropriate to apply the fair value option as they are liabilities that are not, in whole or in part, classified as a component of members’ deficit. In addition, the convertible notes meet other applicable criteria for electing fair value option under ASC Topic 825.

In May 2023, upon closing of the Company's IPO, the convertible notes were converted into an aggregate of 565,144 shares of common stock.

Warrants

The Company records its warrants as a liability as allowed in the exceptions for derivative accounting under ASC Topic 815, Derivatives and Hedging. Accordingly, as the Company has elected the fair value option to account for its convertible notes as permitted under ASC Topic 825, the Company also records the warrants issued in association with the convertible notes at fair value, with changes in fair value recorded as a component of other expense, net in the condensed consolidated statement of operations and comprehensive loss. The Company concluded that it was appropriate to apply the fair value option as the warrants are liabilities that are not, in whole or in part, classified as a component of members’ deficit.

In November 2022, the Company issued a warrant to an unrelated third party in consideration for the Company’s hiring of certain employees from the third party (the “acqui-hire transaction”) that is exercisable for a number of shares of common stock that is determined by dividing $225,000 by (x) the price per share of the next equity financing with total proceeds of at least $10.0 million or (y) the initial public offering price per share of a future initial public offering, whichever event occurs first, for an exercise price of $0.0001 per share, in whole or in part. The warrant may also be net exercised upon election. The warrant vests associated with the services of certain employees and as such contains a substantive future requisite service condition. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into an aggregate of 28,124 shares of common stock.

In March 2023, we issued warrants to unrelated third-party service providers in consideration for certain marketing communications services, which warrants are exercisable for a total number of shares of our common stock that is determined by dividing $400,000 by (x) the price per share of our next bona fide equity financing with total proceeds of at least $10,000,000 or (y) the initial public offering price per share in our initial public offering, whichever event occurs first, for an exercise price of $0.0001 per share, in whole or in part. The warrants may also be net exercised upon election. The warrant vests associated with the services of certain employees and as such contains a substantive future requisite service condition. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into an aggregate of 49,996 shares of common stock.

In March 2023, we issued warrants to certain existing affiliate and non-affiliate stockholders in lieu of future cash interest payments under our senior secured notes issued to such stockholders in connection with a note financing (the "Bridge Note Financing"). Such warrants are exercisable for a number of shares of our common stock that is determined by dividing: (A) (i) in the case of the warrants issued to the lead noteholder, 67% of the aggregate principal amount of notes issued to such lead noteholder and; (ii) in the case of all other noteholders in the Bridge Note Financing, 60% of the aggregate principal amount of notes issued to such other noteholders by (B) (i) the initial public offering price per share or (ii) if the initial public offering is not consummated, by either (x) the price per share offered in a change of control transaction or (y) if a change of control transaction does not occur, the fair market value of our common stock as determined by an independent appraiser. The warrants may also be net exercised upon election. The value of the warrants of $1.3 million was recorded as debt discount on the senior notes of $2.0 million. The debt discount was amortized into interest expense over life of the senior notes. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into an aggregate of 163,121 shares of common stock.

Income Taxes

The Company utilizes the asset and liability method for computing its income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes recovery is not likely, establishes a valuation allowance.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within income tax expense.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”), or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s condensed consolidated financial statements upon adoption. The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and has elected not to “opt out” of the extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company will adopt the new or revised standard at the time public companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. As noted below, certain new or revised accounting standards were early adopted.

Accounting Pronouncements Recently Adopted ASU 2016-02

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (“Topic 842”), and issued subsequent amendments to the initial guidance thereafter. This ASU requires an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification of the underlying lease as either finance or operating. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company adopted this accounting standard as of January 1, 2022. Financial positions for reporting periods beginning on or after January 1, 2022 are presented under the new guidance, while prior periods are not adjusted and continue to be reported in accordance with previous guidance.

ASU 2016-13

In June 2016, the FASB issued ASU 2016-03, Measurement of Credit Losses on Financial Instruments (“CECL”), which amends ASC 326 “Financial Instruments - Credit Losses” which introduces a new methodology for accounting for credit losses on financial instruments. The guidance establishes a new forward looking “expected loss model” that requires entities to estimate current expected credit losses on accounts receivable and financial instruments by using all practical and relevant information. The Company adopted the new standard effective January 1, 2022 and the guidance did not have a material impact on our condensed consolidated financial statements.

ASU 2019-12

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which amends ASC Topic 740, Income Taxes. This ASU simplifies the accounting for income taxes by modifying the treatment of intraperiod tax allocation in certain circumstances, eliminating an exception to recognizing deferred tax liabilities for outside basis differences for foreign equity method investments and foreign subsidiaries when ownership or control changes, and modifying interim period tax calculations when a loss is forecasted. In addition, this ASU also requires that enacted changes in tax laws or rates be included in the annual effective rate determination in the period that includes the enactment date and clarifies the tax accounting of a step up in tax basis of goodwill. The Company adopted ASU 2019-12 effective January 1, 2022, using the modified retrospective method. The adoption did not have a material impact on the Company’s condensed consolidated financial statements.

Accounting Pronouncements Not Yet Adopted ASU 2020-04 and ASU 2021-01

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides temporary optional expedients and exceptions to accounting guidance on contract modifications and hedge accounting to ease entities’ financial reporting burdens as the market transitions from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848), which refines the scope of Topic ASC 848 and clarifies some of its guidance. The amendments in ASU 2021-01 are elective and apply to all entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The Company plans to adopt this standard when LIBOR is discontinued. The Company is currently evaluating the potential impact of adopting this new accounting guidance, but does not expect the adoption of the standard to have a material impact on its condensed consolidated financial statements.

3.
Revenue Recognition

The Company’s primary source of revenue is solely derived from the United States from sales of its Connected Fitness Products and related accessories and associated recurring Membership revenue, as well as from sales of personal training services recorded within Training revenue.

The Company determines revenue recognition through the following steps:

•
Identification of the contract, or contracts, with a customer;
•
Identification of the performance obligations in the contract;
•
Determination of the transaction price;
•
Allocation of the transaction price to the performance obligations in the contract; and
•
Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company’s revenue is reported net of sales returns, discounts and incentives as a reduction of the transaction price. The Company estimates its liability for product returns and concessions based on historical trends by product category, impact of seasonality, and an evaluation of current economic and market conditions and records the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

The Company applies the practical expedient as per ASC 606-10-50-14 and does not disclose information related to remaining performance obligations due to their original expected terms being one year or less.

The Company expenses sales commissions on its Connected Fitness Products when incurred because the amortization period would have been less than one year. These costs are recorded in Sales and marketing in the Company’s condensed consolidated statements of operations and comprehensive (loss).

Connected Fitness Products

Connected Fitness Products include the Company’s portfolio of Connected Fitness Products and related accessories, delivery and installation services, and extended warranty agreements. The Company recognizes Connected Fitness Product revenue net of sales returns and discounts when the product has been delivered to the customer, except for extended warranty revenue which is recognized over the warranty period. The Company allows customers to return products within thirty days of purchase, as stated in its return policy.

Amounts paid for payment processing fees for credit card sales for Connected Fitness Products are included as a reduction to fitness product revenue in the Company’s condensed consolidated statements of operations and comprehensive (loss).

Membership

The Company’s memberships provide unlimited access to content in its library of on-demand fitness classes. The Company’s memberships are offered on a month-to-month basis.

Amounts paid for membership fees are included within deferred revenue on the Company’s condensed consolidated balance sheets and recognized ratably over the membership term. The Company records payment processing fees for its monthly membership charges within cost of membership and training in the Company’s condensed consolidated statements of operations and comprehensive (loss).

Training

The Company’s training services are personal training services delivered through the Connected Fitness Products and third-party mobile devices. Training revenue is recognized at the time of delivery.

Standard Product Warranty

The Company offers a standard product warranty that its Connected Fitness Products and related accessories will operate under normal, non-commercial use for a period of one year which covers the touchscreen, frame and all incorporated elements, and related accessories from the date of original delivery. The Company has the obligation, at its option, to either repair or replace the defective product. At the time revenue is recognized, an estimate of future warranty costs are recorded as a component of cost of revenue. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies and business practices.

The Company also offers the option for customers in some markets to purchase a third-party extended warranty and service contract that extends or enhances the technical support, parts, and labor coverage offered as part of the base warranty included with the Connected Fitness Product for an additional period of 24 to 48 months.

For third-party extended warranty service sold along with the Company’s Connected Fitness Products, the Company does not obtain control of the warranty before transferring it to the customers. Therefore, the Company accounts for revenue related to the fees paid to the third-party extended warranty provider on a net basis, by recognizing only the net commission it retains. The Company considers multiple factors when determining whether it obtains control of third-party products including, but not limited to, evaluating if it can establish the price of the product, retains inventory risk for tangible products or has the responsibility for ensuring acceptability of the product.

4.
Inventories, net

Inventories consist of the following:

	September 30,	December 31,
(in thousands)	2023	2022
Finished products	$1,443	$4,567
Finished products - LT	3,121	—
Total inventories, net	$4,564	$4,567

Finished products - LT represents inventory not expected to be sold in the next twelve months.

5.
Property and Equipment, net

Property and equipment consisted of the following:

	September 30,	December 31,
(in thousands)	2023	2022
Pre-production tooling	$3,094	$3,094
Machinery and equipment	125	125
Leasehold improvements	113	113
Furniture and fixtures	25	25
Software and technology development asset	13	13
Total	3,370	3,370
Less: Accumulated depreciation	(2,787)	(2,044)
Total property and equipment, net	$583	$1,326

Depreciation expense amounted to $0.2 million and $0.3 million for the three months ended September 30, 2023 and 2022, respectively, and $0.7 million and $1.0 million for the nine months ended September 30, 2023 and 2022, respectively.

6.
Intangible Assets, net

Identifiable intangible assets, net consist of the following:

	As of September 30,			As of December 31,
	2023			2022
(in thousands)	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Internal-Use Software	$6,346	$(3,480)	$2,866	$5,827	$(1,993)	$3,834
Total identifiable intangible assets	$6,346	$(3,480)	$2,866	$5,827	$(1,993)	$3,834

Amortization expense amounted to $0.5 million for each of the three months ended September 30, 2023 and 2022, and $1.5 million and $1.1 million for the nine months ended September 30, 2023 and 2022, respectively. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

As of September 30, 2023, estimated annual amortization expense for each of the next five fiscal years is as follows:

Fiscal Years Ending December 31,
(in thousands)
2023 (remaining)	530
2024	1,689
2025	554
2026	93
2027	—
Total	$2,866

7.
Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	September 30,	December 31,
(in thousands)	2023	2022
Security deposit	66	146
Prepaid licenses	133	45
Research and development tax credit	266	750
Other receivables	178	178
Insurance	248	14
Other prepaid	71	293
Total prepaid expenses and other current assets	$962	$1,426

8.
Other Assets, net

Other assets consisted of the following:

	As of September 30,			As of December 31,
	2023			2022
(in thousands)	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Capitalized content costs	$6,589	$(3,721)	$2,868	$6,589	$(2,185)	$4,404
Capitalized software	$5,370	$(2,555)	$2,815	$3,996	$(1,391)	$2,605
Other	$—	$—	$—	$9	$—	$9
Total other assets	$11,959	$(6,276)	$5,683	$10,594	$(3,576)	$7,018

Amortization expense amounted to $0.9 million and $0.9 million for the three months ended September 30, 2023 and 2022, respectively, and $2.7 million and $2.7 million for each of the nine months ended September 30, 2023 and 2022.

9.
Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following:

	September 30,	December 31,
(in thousands)	2023	2022
Accrued bonus	$25	$145
Accrued payroll	58	193
Accrued PTO	21	188
Accrued offering costs	500	1,490
Accrued licenses	—	2,250
Accrued royalties	204	195
Accrued professional fees	953	—
Customer deposits	52	517
Other accrued expenses and current liabilities	138	326
Total accrued expenses and other current liabilities	$1,951	$5,304

10.
Debt

2022 Convertible Notes

From January through March 2022, the Company issued convertible notes (the “2022 Convertible Notes”) with an aggregate principal amount of $5.9 million, pursuant to a private placement offering. The 2022 Convertible Notes bore interest at 6% per annum and had a scheduled maturity date of 24 months from issuance, at which time the principal and accrued interest would be due and payable. The Company elected the fair value option for the 2022 Convertible Notes under ASC Topic 825, Financial Instruments, with changes in fair value recorded in earnings each reporting period.

The 2022 Convertible Notes did not include any financial covenants and are subject to acceleration upon the occurrence of specified events of default. The 2022 Convertible Notes were subject to the following conversion features:

•
In the event the Company completed a qualified financing, which is defined as the sale of preferred stock for gross proceeds of at least $10.0 million prior to the maturity date of the related notes, all principal and accrued interest will automatically convert into preferred stock.
•
In the event the Company did not complete a qualified financing prior to the maturity date of the related notes, at the election of the note holder, all principal and accrued interest can be converted into common stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to the lesser of i) 80% of the price per unit paid in cash by the other investors for preferred stock sold in a qualified financing, or ii) the “Cap Price”. The conversion price with respect to an elective conversion at the time of maturity is equal to the Cap Price.

The Company recognized losses equal to $0.3 million for the nine months ended September 30, 2023 related to changes in fair value for the November 2022 Convertible Notes, and $0.02 million for the nine months ended September 30, 2022, related to changes in fair value for the 2022 Convertible Notes.

In March 2022, the Company completed a qualified financing, and as a result the 2022 Convertible Notes were automatically converted into 124,313 shares of Series A-2.

November 2022 Convertible Notes

In November 2022, the Company issued convertible notes (the “November 2022 Convertible Notes”) with an aggregate principal amount of $4.4 million, pursuant to a private placement offering. The November 2022 Convertible Notes bore interest at 6% per annum and had a schedule maturing date of 12 months from issuance, at which time the principal and accrued interest would be due and payable. The Company elected the fair value option for the November 2022 Convertible Notes under ASC Topic 825, Financial Instruments, with changes in fair value recorded in earnings each reporting period.

The November 2022 Convertible Notes did not include any financial covenants and are subject to acceleration upon the occurrence of specified events of default. The November 2022 Convertible Notes were subject to the following conversion features:

•
In the event the Company completed a qualified financing, which is defined as the sale of preferred stock for gross proceeds of at least $10.0 million prior to the maturity date of the related notes, all principal and accrued interest will automatically convert into preferred stock.
•
In the event the Company did not complete a qualified financing prior to the maturity date of the related notes, at the election of the note holder, all principal and accrued interest can be converted into common stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to the lesser of i) the price per share in the Next Financing round, or ii) the Original Issue Price of the Company’s Series A-2 Preferred Stock, which is $47.67. The conversion price with respect to an elective conversion at the time of maturity is equal to the Cap Price.

The Company recognized losses equal to $0.3 million for the nine months ended September 30, 2023 related to changes in fair value for the November 2022 Convertible Notes, and $0.02 million for the nine months ended September 30, 2022, related to changes in fair value for the 2022 Convertible Notes.

In May 2023, upon closing of the Company's IPO, the November 2022 Convertible notes were converted into an aggregate of 565,144 shares of common stock.

Senior Secured Notes

In March 2023, the Company issued an aggregate of $2.0 million of senior secured notes to three investors, including one related party, with associated warrants to purchase the Company’s common stock at an exercise price of $0.0001, in lieu of future cash interest payments under the senior secured notes issued to such investors. In May 2023, the Company repaid the $2.0 million in senior secured notes.

Note Purchase Agreement

In June 2023, the Company entered into a note purchase agreement with THLWY, LLC (the "June 2023 Notes") pursuant to which the Company agreed to issue up to $15.8 million in aggregate principal amount of 10% senior secured notes due June 25, 2025 at their sole discretion. The June 2023 Notes are the senior secured obligations of the Company, bear interest at a rate of 10.0% per annum, and contain customary events of default. The June 2023 Notes will mature on June 25, 2025, subject to earlier repurchase by the Company. The Company may redeem the June 2023 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the June 2023 Notes to be redeemed, plus any accrued and unpaid interest to (including any additional interest), but excluding, the redemption date. As of September 30, 2023, $1.0 million of the senior secured notes have been issued. Additional senior secured notes may become available at the sole discretion of THLWY, LLC. As of September 30, 2023, the Company defaulted on the payment of interest due on the June 2023 Notes. On November 3, 2023, THLWY, LLC waived their rights to seek remedies resulting from an event of default. Interest expense, including default interest, recorded in the condensed consolidated statement of operations was less than $0.1 million for the nine months ended September 30, 2023.

11.
Warrants

Class A Common Stock Warrants

On November 13, 2022, the Company issued an aggregate 92,296 warrants to purchase Class A Common Stock to various third-party investors in conjunction with the issuance of its November 2022 Convertible Notes. Each warrant has a strike price of $0.01 per share and has a contractual term of ten years. The warrants are classified as other long-term liabilities within the condensed consolidated balance sheets and are carried at fair value, with changes in fair value recorded in earnings. The fair value of the warrants issued in 2022 was recorded as a liability on the Balance Sheet and expensed to other (expense) income, net on the Statement of Operations and Comprehensive Loss, at the time of issuance. The Company recognized a gain equal to $2.3 million for the nine months ended September 30, 2023, related to changes in fair value for the warrants issued in November 2022. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into shares of common stock.

The following is a schedule of changes in warrants issued and outstanding from December 31, 2022 to September 30, 2023:

Class A Common Stock Warrants
Outstanding as of December 31, 2022	92,296
Warrants issued	—
Warrants exercised	(92,296)
Outstanding as of September 30, 2023	-

Class B Common Stock Warrants

The Company issued warrants in 2021 to purchase Class B Common Stock to various employees and non-employees. Each warrant has a strike price of $0.01 and has a contractual term of seven years. The warrants are classified as permanent equity within the condensed consolidated balance sheets. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into shares of common stock.

The following is a schedule of changes in warrants issued and outstanding from December 31, 2022 to September 30, 2023:

Class B Common Stock Warrants
Outstanding as of December 31, 2022	5,753
Warrants issued	—
Warrants exercised	(5,753)
Outstanding as of September 30, 2023	-

Service Providers Stock Warrants

In November 2022, the Company issued a warrant to an unrelated third party in consideration for the Company’s hiring of certain employees from the third party that is exercisable for a number of shares of common stock that is determined by dividing $225,000 by (x) the price per share of the next equity financing with total proceeds of at least $10.0 million or (y) the initial public offering price per share of a future initial public offering, whichever event occurs first, for an exercise price of $0.0001 per share, in whole or in part. The warrant may also be net exercised upon election. The warrant vests associated with the services of certain employees and as such contains a substantive future requisite service condition. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into an aggregate of 28,124 shares of common stock

In March 2023, we issued warrants to unrelated third-party service providers in consideration for certain marketing communications services, which warrants are exercisable for a total number of shares of our common stock that is determined by dividing $400,000 by (x) the price per share of our next bona fide equity financing with total proceeds of at least $10,000,000 or (y) the initial public offering price per share in our initial public offering, whichever event occurs first, for an exercise price of $0.0001 per share, in whole or in part. The warrants may also be net exercised upon election. The warrant vests associated with the services of certain employees and as such contains a substantive future requisite service condition. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into an aggregate of 49,996 shares of common stock.

The following is a schedule of changes in warrants issued and outstanding from December 31, 2022 to September 30, 2023:

Service Providers Stock Warrants
Outstanding as of December 31, 2022	-
Warrants issued	78,120
Warrants exercised	(78,120)
Outstanding as of September 30, 2023	-

Senior Secured Notes Stock Warrants

In March 2023, we issued warrants to certain existing affiliate and non-affiliate stockholders in lieu of future cash interest payments under our senior secured notes issued to such stockholders in connection with a note financing. The fair value of the warrants of $1.3 million was recorded as debt discount on the senior secured notes of $2.0 million. The debt discount was amortized into interest expense over life of the senior secured notes. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into an aggregate of 163,121 shares of common stock.

The following is a schedule of changes in warrants issued and outstanding from December 31, 2022 to September 30, 2023:

Senior Secured Notes Stock Warrants
Outstanding as of December 31, 2022	-
Warrants issued	163,121
Warrants exercised	(163,121)
Outstanding as of September 30, 2023	-

12.
Fair Value Measurements

The Company’s financial instruments consist of its convertible notes and warrants.

There were no assets or liabilities measured at fair value on a recurring basis as of September 30, 2023, and no assets measured at fair value on a recurring basis as of December 31, 2022. Liabilities measured at fair value on a recurring basis as of December 31, 2022 were as follows:

	Fair value measurements as of December 31, 2022
	Level 1	Level 2	Level 3	Total
	(in thousands)
Liabilities
Convertible notes	—	—	4,270	4,270
Warrants	—	—	3,004	3,004
Total	$—	$—	$7,274	$7,274

During the nine months ended September 30, 2023, there were no transfers between Level 1 and Level 2, nor into and out of Level 3.

The following tables summarize the activity for the Company Level 3 liabilities measured at fair value on a recurring basis for the nine months ended September 30, 2023:

(in thousands)	Convertible Notes
Fair value at December 31, 2022	$4,270
Issuance of convertible notes	—
Change in estimated fair value of financial instruments	252
Conversion of convertible notes into common stock	(4,521)
Fair value at September 30, 2023	$—

(in thousands)	Warrants
Fair value at December 31, 2022	$3,004
Issuance of warrants	—
Change in estimated fair value of financial instruments	(2,266)
Exercise of stock warrants	(738)
Fair value at September 30, 2023	$—

The following tables summarize the activity for the Company Level 3 liabilities measured at fair value on a recurring basis for the nine months ended September 30, 2022:

(in thousands)	Convertible Notes
Fair value at December 31, 2021	—
Issuance of convertible notes	5,902
Change in estimated fair value of financial instruments	24
Conversion of convertible notes into Series A preferred stock	(5,926)
Fair value at September 30, 2022	$—

Convertible Notes

As further described in Note 10, the Company entered into several convertible note arrangements with certain investors during 2022. The Company recorded the liability related to the convertible notes at fair value and subsequently remeasured the instruments to fair value using level 3 fair value measurements.

The Company recorded a change in fair value adjustment of $0.3 million for the nine months ended September 30, 2023 related to the November 2022 Convertible Notes, and $0.02 million for the nine months ended September 30, 2022 related to the 2022 Convertible Notes in the condensed consolidated statement of operations and comprehensive loss.

In May 2023, upon closing of the Company's IPO, the November 2022 Convertible notes were converted into an aggregate of 565,144 shares of common stock.

Warrants

As further described in Note 11, on November 13, 2022, the Company issued an aggregate 92,296 warrants to purchase Class A Common Stock to various third-party investors in conjunction with the issuance of its November 2022 Convertible Notes. The Company recorded the liability related to the warrants at fair value and subsequently remeasured the instruments to fair value using level 3 fair value measurements.

The Company recorded a change in fair value adjustment of $2.3 million and $0 million in the condensed consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2023 and 2022, respectively.

In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into shares of common stock.

13.
Commitments and Contingencies

Lease Obligations

The following represents the Company’s minimum annual rental payments under operating leases for each of the next five years and thereafter:

Future Minimum Payments
Fiscal Year Ending December 31,	(in thousands)
2023 (remaining)	20
2024	78
2025	78
2026	78
2027	78
Thereafter	33
Total	$365

In 2017, the Company entered into a royalty agreement with Fuseproject and agreed to pay 3% of cumulative net sales up to $5.0 million and 1% of cumulative net sales above $5.0 million, up to a maximum total royalty of $1.0 million. Regardless of the level of cumulative net sales, a guaranteed minimum payment of $0.2 million shall be paid in the first 12 months after the products initial retail release as an advance towards the royalty payments which was accrued as of September 30, 2023.

Legal Proceedings

The Company is involved in legal proceedings in the normal course of business. The Company currently believes that any ultimate liability arising out of such proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

14.
Stockholders’ Deficit

Common Stock

The Company’s authorized common stock consisted of 900,000,000 and 369,950,000 shares at $0.0001 par value, as of September 30, 2023 and December 31, 2022, respectively. The issued and outstanding common stock was 14,178,514 shares and 2,450,922 shares as of September 30, 2023 and December 31, 2022, respectively.

In February 2023, the Company completed a rights offering involving the sale of Class A common stock to all existing accredited investors as of December 19, 2022, at a price equal to approximately $0.51 per share. In connection with the rights offering, the Company issued a total of 9,749,439 shares of Class A common stock, of which 1,072,515 was issued in December 2022, and 8,676,924 was issued in January and February 2023.

15.
Equity-Based Compensation

2023 and 2020 Equity Incentive Plan

Presented below is a summary of the compensation cost recognized in the condensed consolidated statements of operations and comprehensive (loss) for the three and nine months ended September 30, 2023 and 2022.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands)		(in thousands)
Research and development	$1,347	$383	$4,803	$478
Sales and marketing	87	34	407	52
General and administrative	3,402	3,356	18,563	3,421
Total stock-based compensation expense	$4,836	$3,773	$23,773	$3,951

For the three months ended September 30, 2023 and 2022, $0.1 million and $0.0 million of stock-based compensation was capitalized as software costs, respectively. For the nine months ended September 30, 2023 and 2022 $0.7 million and $0.0 million of stock-based compensation was capitalized as software costs, respectively.

During the nine months ended September 30, 2023, the Company granted options to purchase 3,428,225 shares under the 2023 and 2020 Plan. The Company has not granted any restricted stock or stock appreciation rights.

In December 2022, the Company enacted a restructuring cost savings initiative which resulted in employee terminations in both December 2022 and January 2023. In association with January 2023 terminations, the Company accelerated the vesting of a number of individual option awards, resulting in the accelerated vesting of 5,938 shares on the date of modification. Also in January 2023, the Company repriced 301,537 option awards. Both the accelerated vesting and repricing were accounted for as an equity award modification under ASC Topic 718 which resulted in adjustment of the award value to reflect the fair value at the modification date and acceleration of the recognition schedule in the case of awards which were modified to have accelerated vesting. The adjustment resulted in additional expense of $0.5 million.

In June 2023, the Company granted 1,294,998 options to non-employee directors, selected executives and other key employees where vesting is contingent on the Company's share price meeting certain targets. The fair value of each option granted was estimated on the date of grant using the Monte Carlo valuation model and assumes that share price targets are achieved.

The following summary sets forth the stock option activity under the 2023 and 2020 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding as of December 31, 2022	446,839	$2.30	9.6	$11,706
Granted	3,428,225	2.38
Exercised	(677,350)	0.53		12,690
Cancelled or forfeited	(89,603)	0.92
Outstanding as of September 30, 2023	3,108,111	2.70	9.5	$1,341
Options exercisable as of September 30, 2023	178,310	$5.97	8.8	$50
Options unvested as of September 30, 2023	2,325,600	$3.33	9.5	$775

The aggregate intrinsic value of options outstanding, exercisable and unvested were calculated as the difference between the exercise price of the options and the estimated fair market value of the Company’s common stock, as of September 30, 2023.

A summary of unvested common stock from early option exercises that are subject to repurchase by the Company under the 2020 Plan is as follows:

	Early Option Exercises
	Number of options	Weighted average exercise price	Repurchase liability (in thousands)
Unvested common stock as of December 31, 2022	3,823	$—	$306
Issued	30,947	1.19	—
Vested	(37)	—	—
Repurchased	(2,655)	—	—
Unvested common stock as of September 30, 2023	32,078		$52

For the nine months ended September 30, 2023 and 2022 the weighted-average grant date fair value per option was $12.67 and $0.18 respectively. The fair value of each option was estimated at the grant date using the Black-Scholes method with the following assumptions:

	September 30,	September 30,
	2023	2022
Weighted-average risk-free interest rate (1)	3.7%	3.3%
Weighted-average expected term (in years)	5.93	5.34
Weighted-average expected volatility (2)	62.27%	54.6%
Expected dividend yield	—%	—%

(1)
Based on U.S. Treasury seven-year constant maturity interest rate whose term is consistent with the expected term of the option.
(2)
Expected volatility is based on an analysis of comparable public company volatilities and adjusted for the Company’s stage of development.

With respect to the 2023 and 2020 Plan, the Company recognized stock compensation expense of $24.5 million and $4.0 million for the nine months ended September 30, 2023 and 2022, respectively, of which $0.7 million and $0.0 million was capitalized as software costs for the nine months ended September 30, 2023 and 2022, respectively. As of September 30, 2023 and December 31, 2022, the Company had $23.6 million and $5.9 million of unrecognized stock-based compensation expense that is expected to be recognized over a weighted-average period of 1.9 years and 1.6 years, respectively.

For financial reporting purposes for the awards granted in January 2023, we applied a straight-line calculation between the $30.00 per share determined in the contemporaneous third-party valuation as of December 31, 2022 and the $6.08 per share determined in the contemporaneous third-party valuation as of March 31, 2023 to determine the fair value of our common stock on the grant date. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most appropriate conclusion for the valuation of our common stock on the interim dates between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on this calculation, we assessed the fair value of our common stock for awards granted in January 2023 to be $19.27 per share.

16.
Concentration of Credit Risk and Major Customers and Vendors

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents are maintained with high-quality financial institutions, the compositions and maturities of which are regularly monitored by management.

For the nine months ended September 30, 2023 and 2022, there were no customers representing greater than 10% of the Company’s total revenue.

The Company had three vendors representing greater than 10% of total finished goods purchases for the nine months ended September 30, 2023 and year ended December 31, 2022, respectively.

17.
Benefit Plans

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. During the nine months ended September 30, 2023 and 2022, the Company did not make any contributions to the plan.

18.
Loss Per Share

The computation of loss per share is as follows:

	Nine months ended September 30,
	2023	2022
(in thousands, except share and per share amounts)	(in thousands, except share and per share amounts)
Numerator:
Net loss	$(39,971)	$(39,415)
Net loss attributable to common stockholders	$(39,971)	$(39,415)
Denominator:
Weighted average common stock outstanding - basic and diluted	11,750,907	423,362
Net loss per share attributable to common stockholders - basic and diluted	$(3.40)	$(93.10)

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	September 30,
	2023	2022
Series A convertible preferred stock (as converted to common stock)	—	86,703
Series A-1 convertible preferred stock (as converted to common stock)	—	10,208
Series A-2 convertible preferred stock (as converted to common stock)	—	755,606
Series Seed convertible preferred stock (as converted to common stock)	—	7,546
Series Seed 1 convertible preferred stock (as converted to common stock)	—	2,393
Series Seed 2 convertible preferred stock (as converted to common stock)	—	1,666
Series Seed 3 convertible preferred stock (as converted to common stock)	—	248
Series Seed 4 convertible preferred stock (as converted to common stock)	—	140
Series Seed 5 convertible preferred stock (as converted to common stock)	—	3,414
Series Seed 6 convertible preferred stock (as converted to common stock)	—	815
Series Seed 7 convertible preferred stock (as converted to common stock)	—	1,716
Series Seed 8 convertible preferred stock (as converted to common stock)	—	4,410
Series Seed 9 convertible preferred stock (as converted to common stock)	—	18,480
Series Seed 10 convertible preferred stock (as converted to common stock)	—	2,171
Warrants to purchase series Class B common stock (as converted to common stock)	—	5,753
Stock options to purchase common stock	3,108,111	452,549
Total	3,108,111	1,353,818

19.
Related Party Transactions

In the ordinary course of business, we may enter into transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as “related parties”).

Founder Notes

The Company had non-interest bearing promissory notes, of which $0.0 million and $0.08 million was outstanding as of September 30, 2023 and December 31, 2022, respectively.

Principal Stockholder Promissory Notes

During 2019, 2020, and 2021 the Company entered into the following promissory notes with a then-principal stockholder (the ”former principal stockholder”) of the Company:

•
On May 17, 2019, a $2.0 million note with interest at the rate of 2.5% per annum and maturity date of May 17, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 7.5%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.
•
On August 28, 2019, a $1.0 million note with interest at the rate of 5.0% per annum and a maturity date of August 28, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5.0% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.
•
On November 28, 2019, a $0.3 million note with interest at the rate of 5.0% per annum and a maturity date of August 28, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.
•
On March 20, 2020, a $0.3 million note with interest at the rate of 5.0% per annum and a maturity date of March 20, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.
•
On February 12, 2021, a $0.6 million note with interest at the rate of 5.0% per annum and a maturity date of June 12, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

As of September 30, 2023, all outstanding promissory notes with respect to the former principal stockholder are included within the loan payable on the condensed consolidated balance sheet for a total of $5.4 million, including accrued interest and default interest of $1.4 million. As the 2019, 2020, and 2021 notes were not paid upon maturity, these loans were in default as of September 30, 2023, and on August 4, 2023, the Company received a notice of default from the principal stockholder. The Company accrued for the default fee on the date of default and the additional default interest following that date. Interest expense, including default interest, recorded in the condensed consolidated statement of operations was $0.3 million for the nine months ended September 30, 2023. On September 30, 2022, the former principal stockholder and certain related parties waived their rights to seek remedies resulting from an event of default due to a failure to make payments of principal or interest at the stated maturity or due date, respectively. On October 30, 2023, the Company entered into an agreement with the former principal stockholder regarding a mutually agreed upon repayment schedule with respect to the outstanding promissory notes issued to such former principal stockholder.

Other Related Party Promissory Notes

During 2019, 2020, 2021, and 2022, the Company entered into the following promissory notes with other related parties:

•
On September 30, 2019, a $0.2 million note with interest at the rate of 12.0% per annum and a maturity date of September 30, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. This loan was made from a company owned by the current CEO. Total payments made to this loan equate to $0.2 million. This loan remains outstanding for interest in the amount of $0.1 million. Upon default, on the September 30, 2019, loan the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. The holder of this note waived their rights to remedy in the event of default, which in effect releases the lender from their lien on and security interest in the Company’s assets.
•
On October 21, 2019, a $0.2 million note with interest at the rate of 12.0% per annum and maturity date of October 21, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied. The principal and interest of this loan has been paid as of September 30, 2023.
•
On February 18, 2020, a $0.1 million note with interest at the rate of 12.0% per annum and a maturity date of February 18, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.
•
On June 9, 2020, a $75,000 note was entered into by the Company from the president and co-founder of the Company. This note has interest at the rate of 5.0% per annum and a maturity date of June 9, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. The principal and interest of this loan has been paid as of September 30, 2023.
•
On June 15, 2020, a $0.1 million note with interest at the rate of 7.5% per annum and a maturity date of June 15, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. This loan was made from a company owned by the current CEO. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 12.5%. The holder of this note waived their rights to remedy in the event of default, which in effect releases the lender from their lien on and security interest in the Company’s assets. The principal and interest of this loan has been paid as of September 30, 2023.
•
On November 2, 2020, a $50,000 note was entered into by the Company from to the president and co-founder of the Company. This note has interest at the rate of 5.0% per annum and a maturity date of June 2, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. The principal and interest of this loan has been paid as of September 30, 2023.
•
On January 12, 2021, a $0.3 million note with interest at the rate of 12.0% per annum and a maturity date of June 12, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.
•
On February 22, 2021, a $40,000 note with interest at the rate of 12.0% per annum and a maturity date of June 22, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

•
On October 27, 2022, a $0.4 million note with interest at the rate of 12.0% per annum and a maturity date of January 27, 2023. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. The Company borrowed $0.3 million in April 2023 and repaid $0.3 million in May 2023 upon closing of the Company’s IPO. This loan remains outstanding in the amount of $0.01 million. The holder of this note waived their rights to remedy in the event of default, which in effect releases the lender from their lien on and security interest in the Company’s assets.
•
In August 2023, the company borrowed $0.2 million in a non-interest bearing note and repaid $0.1 million. As of September 30, 2023, this loan remains outstanding in the amount of $0.1 million.

As of September 30, 2023, all other related party promissory notes were outstanding and included within the loan payable on the condensed consolidated balance sheet for a total of $0.8 million, including accrued interest and default interest of $0.4 million. All notes were not paid upon maturity. These loans were in default as of period end due to outstanding interest. The Company accrued for the default fee on the date of default and the additional default interest following that date. Interest expense, including default interest, recorded in the condensed consolidated statement of operations was $0.1 million for the nine months ended September 30, 2023. On September 30, 2022, related parties waived their rights to remedy in the event of default, which in effect releases the Company from the obligation of the incremental interest and fees, as well as the lender from their lien on and security interest in the Company’s assets.

During 2022, multiple of the loans above with maturity dates in 2022 remained unpaid as of the maturity date. On September 30, 2022, those lenders waived their rights to remedy in the event of default, which in effect releases the lender from their lien on and security interest in the Company’s assets. Currently, the Company is renegotiating the terms of the loans.

Loan payable consisted of the following as of September 30, 2023 and December 31, 2022:

	September 30,	December 31,
(in thousands)	2023	2022
Founder Notes	$-	$79
Principal stockholder promissory notes	5,404	5,503
Other related party promissory notes	862	1,126
Total Loan Payable	$6,266	$6,708

Other Related Party Transactions

In 2016, the Company entered into an agreement with Fuseproject, a design firm that designed the Company’s main product, its fitness mirror. As of September 30, 2023 and 2022, the Company had incurred $0.1 million and $0.0 million, respectively, of expenses for design services provided by Fuseproject.

In 2017, the Company entered into a royalty agreement with Fuseproject and agreed to pay 3% of cumulative net sales up to $5.0 million and 1% of cumulative net sales above $5.0 million, up to a maximum total royalty of $1.0 million. Regardless of the level of cumulative net sales, a guaranteed minimum payment of $0.2 million shall be paid in the first 12 months after the products initial retail release as an advance towards the royalty payments which was accrued as of September 30, 2023. As of September 30, 2023 the Company has accrued $0.2 million in royalty payments.

As of September 30, 2023, the principal stockholder associated with Fuseproject referenced above owned 226,217 of the Company’s common stock., with fully diluted ownership of less than 5% as of September 30, 2023 and December 31, 2022, respectively.

In 2022, the Company entered into an agreement with Apeiron Advisory Ltd for promotion of the Company, participation in industry conferences, and ongoing structural advice and consulting. The agreement was terminated and the Company is no longer receiving any advisory services from Apeiron Advisory Ltd. As of the nine months ended September 30, 2023 and 2022, the Company has incurred $0.0 million and $0.9 million, respectively, of expenses for such services provided by Apeiron Advisory Ltd.

As of September 30, 2023, Apeiron Investment Group Ltd and certain of its affiliates ("Apeiron") owned 1,490,524 shares of common stock. As of December 31, 2022 Apeiron owned 447,318 shares of the Company’s Class A common shares, and 24,143 of the Company’s Class A common warrants. As of September 30, 2023 and December 31, 2022, Apeiron had fully diluted ownership of more than 5%, respectively.

20.
Subsequent Events

The Company has evaluated subsequent events through the financial statement issuance date, November 14, 2023, pursuant to ASC 855-10 Subsequent Events.

On October 6, 2023, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with CLMBR, Inc and CLMBR1, LLC (the “Sellers”) to purchase and acquire substantially all of the assets and assume certain liabilities of the Sellers.

The purchase price enterprise value under the Asset Purchase Agreement is approximately $16.9 million, of which $6.0 million will be paid in the form of the Company's common stock, and the Company will assume $1.5 million of subordinated debt and will retire $9.4 million of senior debt. The number of shares to be issued will be based on the volume weighted average price (“VWAP”) of the Company's common stock based on the 10 consecutive trading days ending on (and including) the closing date of the Acquisition, on The Nasdaq Stock Market LLC ("Nasdaq"); provided, however, that such VWAP shall not exceed or be less than an amount equal to twenty-five percent (25%) of the VWAP for the common stock based on the 10 consecutive trading days ending on (and including) the date the Asset Purchase Agreement was executed (the “VWAP Collar”).

The Sellers shall also be entitled to receive a contingent payment in the form of the Company's common stock (collectively, the “Earn-Out Shares”) calculated in the manner set forth in the Asset Purchase Agreement based on the 2024 Unit Sales (as defined in the Asset Purchase Agreement) and the VWAP for the Company’s common stock based on the 10 consecutive trading days ending on (and including) December 31, 2024, subject to the VWAP collar. In addition, in the event the 2024 Unit Sales include at least 2,400 Units sold in the business-to-business channel, the Sellers shall be entitled to an additional number of Earn-Out Shares calculated in the manner set forth in the Asset Purchase Agreement subject to total maximum number of 22,665,681 Earn-Out Shares.

The Asset Purchase Agreement contains customary representations and warranties and covenants for a transaction of this nature and customary indemnification provisions with respect to certain matters, including breaches of the Company's and Sellers' representations and warranties.

On October 30, 2023, the Company entered into an agreement with the former principal stockholder regarding a mutually agreed upon repayment schedule with respect to outstanding promissory notes previously issued to such former principal stockholder.

On November 3, 2023, THLWY, LLC waived their rights to seek remedies resulting from an event of default on the June 2023 Notes.

On November 10, 2023, the Company issued secured promissory notes in the aggregate principal amount of approximately $1.9 million, of which approximately $0.8 million was with a related party, with an original issuance discount of 15%, due November 9, 2024. Interest on the outstanding principal of the notes accrues initially at a rate of 3% per annum, with a step-up interest rate of 8% per annum after January 31, 2024 until maturity. In addition, the Company issued warrants to purchase shares of common stock of the Company to the noteholders, which warrants expire five years from the date of issuance.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes and other financial information included in Part I, Item 1. of this Form 10-Q, and together with our audited consolidated financial statements and the related notes and other information for the year ended December 31, 2022 included in our registration statement on Form S-1 (file no. 333-269246) which was declared effective by the SEC on April 27, 2023. Historic results are not necessarily indicative of future results.

Cautionary Statement Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “trajectory” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking statements include, but are not limited to, statements regarding:

•
our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses including changes in research and development, sales and marketing, and general and administrative expenses (including any components of the foregoing), and our ability to achieve and maintain future profitability;
•
our business model, growth strategy, and our ability to effectively manage our growth, the factors which may affect our performance and the potential impact thereof and the potential significance and indicators and impact of our key operational and business metrics;
•
anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;
•
our market opportunity, including our potential or anticipated growth of the fitness and wellness industry, including the smart home gym and connected fitness sector of this industry;
•
market acceptance of our connected fitness hardware and services;
•
beliefs and objectives for future operations, products, and services;
•
our ability to maintain and increase sales of our Forme Studio equipment, increase memberships to the Forme platform, and expand our product and service offerings;
•
our ability to attract and retain qualified trainers, including personal trainers, and to contract with fitness instructors and other content production personnel;
•
our expectations regarding potential changes to our membership or pricing models or to our products and services;
•
our plans to expand our commercial and corporate wellness customer base;
•
our ability to develop new content, features, equipment, and other services to integrate with or complement the Forme platform and bring them to market in a timely manner;
•
our expectations regarding content costs included in our products and services;
•
the effects of seasonal trends on our results of operations;
•
our expectations concerning relationships with third-party manufacturers, suppliers, content providers, ecosystem partners, and other third parties, as well as current and potential strategic relationships;
•
our expectations regarding our manufacturing and supply chain, including any defects or warranty claims;
•
our ability to maintain, protect, and enhance our intellectual property;
•
our international expansion plans and ability to continue to expand internationally;
•
the effects of increased competition in our markets and our ability to compete effectively;
•
our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;
•
economic and industry trends, projected growth, or trend analysis;
•
our liquidity position, capital requirements and need for additional financing;

•
the Asset Purchase Agreement and potential acquisition;
•
our expectations regarding the impact of general economic conditions, geopolitical events, and global pandemics such as the COVID-19 pandemic;
•
our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act and as a smaller reporting company; and
•
our anticipated use of the net proceeds from our IPO.

These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed below and under Item 1A. Risk Factors, as well as the risks discussed in the Company’s other filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements set forth in this Quarterly Report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. Forward-looking statements set forth in this Quarterly Report speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except to the extent required by law. You should carefully read the “Risk Factors” section to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Forme is a digital fitness platform that combines premium connected fitness hardware products with expert customizable coaching deliver an immersive experience and better outcomes for both consumers and trainers. Our health coaching services encompass guidance and coaching on nutrition, recovery, sleep, and other health and lifestyle categories. Our coaching services are delivered primarily by our team of more than 50 trainers. All of our coaches can deliver personal training and 32 can deliver health coaching in other areas of wellness. We believe we are the pioneer brand in the emerging sector of virtual health coaching and that our products and services are accelerating a powerful shift towards outcome-driven fitness solutions.

Key milestones in our growth history include:

•
May 2017 – Forme founded
•
July 2021 – Commenced commercial delivery of Forme Studio (fitness mirror), our first connected fitness hardware product
•
July 2022 – Live 1:1 personal training service launched
•
August 2022 – Commenced commercial delivery of Forme Studio Lift (fitness mirror and cable-based digital resistance)

Our revenue is primarily generated from the sale of our connected fitness hardware products and associated recurring membership revenue. As we launched our first connected fitness hardware product in July 2021, we began generating revenue from sales of our products starting in the second half of 2021.

During the nine months ended September 30, 2023 and 2022, we generated total revenue of $0.8 million and $0.5 million, respectively, and incurred net losses of $40.0 million and $39.4 million, respectively. As we generated recurring net losses and negative operating cash flow during the research and development stage of the Forme Studio and Forme Studio Lift products, we have funded our operations primarily with gross proceeds from the sales of our redeemable convertible preferred stock, the sale of our SAFE notes, the issuance of convertible notes, and the issuance of common stock. Through September 30, 2023, we had received gross proceeds of $60.5 million from sales of our redeemable convertible preferred stock, $12.0 million from the sale of our SAFE notes, and $30.7 million from the issuance of convertible notes, and $21.8 million from the sale of our common stock.

Business Model and Growth Strategy

Increase uptake of add-on services through compelling member experience

We intend to increase uptake of our add-on memberships and services by providing a compelling member experience focused on introducing our members to the variety of services available on our platform and specifically, the value-added benefits of our coaching and personal training offering. We believe our ability to provide service offerings at a number of price points will serve as a valuable lever for growth by increasing overall service revenues over time.

Reduce the cost of personal training and expand addressable market without sacrificing quality

We intend to continue to explore ways to leverage our products, technology, and proprietary trainer education platform to bring the cost of coaching down incrementally, while maintaining an unwavering focus on the quality of the coaching experience we deliver to our members. This strategy is key to our medium- to long-term objectives, as we believe we can expand the addressable market for coaching services by reducing the per session cost and increasing accessibility of expert coaching services through our hardware and mobile experiences.

Build out partnership ecosystem

We intend to continue to build our strategic partner ecosystem with a focus on relationships that enable us to extend our platform to new audiences. We are pursuing opportunities in a number of attractive verticals, including sports, physical therapy and rehabilitation, and telemedicine. We are continuously identifying and evaluating opportunities to apply our coaching know-how in new and innovative ways to expand our reach and impact.

Expand corporate wellness

We intend to expand our recently launched corporate wellness initiative. Historically, corporate wellness programs were generally one-size-fits-all solutions for employees, such as corporate gyms. The rise of the hybrid workforce has made robust corporate wellness both an imperative and a challenge for many companies. We believe our comprehensive product portfolio makes us a better fit for modern corporate wellness programs than many existing alternatives. Our solution enables corporations to provide all of their employees with a coaching platform regardless of whether they work from home, in the office, or both. Our multi-pronged service offering also provides a new level of customization that can be adapted to employees at virtually all levels of tenure.

Expand into new geographies

We intend to expand the international reach of our product and service offerings. With more than 180 million people belonging to gyms globally in 2019, according to IHRSA, we believe there is significant opportunity to grow internationally. For example, we are currently evaluating potential international expansion in the United Kingdom and Canada, although we have not yet made any definitive plans regarding such expansion or the potential timing thereof. We plan to continue to pursue disciplined international expansion by targeting countries with high fitness penetration and spend, as well as the presence of boutique fitness, and where we believe Forme’s value proposition will resonate.

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

•
We have a limited operating history; and our past financial results may not be a reliable indicator of our ability to successfully establish our product and service offerings in the marketplace, or of our future performance, and our revenue growth rate is likely to slow as our business matures.
•
We derive a significant majority of our revenue from sales of our Forme Studio and Forme Lift equipment and if sales of our Forme Studio and Forme Lift equipment decline, it would materially and negatively affect our future revenue and results of operations.
•
Our membership revenue is largely dependent on our ability to sell our Forme Studio equipment and if sales of our Forme Studio equipment decline, our membership revenue would decline, and it would materially and negatively affect our future revenue and results of operations. Similarly, we may be unable to attract and retain members, which could have an adverse effect on our business and rate of growth.

•
If we fail to compete successfully against existing and future competitors, we may fail to obtain a meaningful market share, which in turn would harm our business, financial condition, and results of operations.
•
Increases in component and equipment costs, long lead times, supply shortages, and supply changes could disrupt our supply chain and negatively impact our business, financial condition, and results of operations.
•
The sufficiency of our liquidity and capital resources, and our ability to obtain additional funding as needed for our operations and to execute on our strategy.
•
Our ability to execute or realize the anticipated benefits of any strategic acquisition or transaction.

We have experienced, and expect to continue to experience, some disruptions to parts of our supply chain, including procuring necessary components or parts in a timely fashion, with suppliers increasing lead times or placing products on allocation and raising prices. In addition, disruptions to commercial transportation infrastructure have increased delivery times for materials and components or parts of our fitness equipment, and has impacted, and could in the future impact, our ability to timely deliver our products to customers. These supply chain disruptions have not materially affected our business outlook and goals or our operating results, including our sales, revenue, or liquidity or capital resources, and we have not implemented any mitigation efforts to date as a result. However, we cannot predict the impact to us of any future or prolonged supply chain disruptions or any mitigation efforts we may take going forward. For example, as a result of these supply chain disruptions, we may be required to increase customer order lead times and place some products on allocation. In addition, we may consider additional or alternative third-party manufacturing and logistics providers or suppliers. Such mitigation efforts may result in cost increases and any attempts to offset such increases with price increases may result in reduced sales, increased customer dissatisfaction, or otherwise harm our reputation. Further, if we were to elect to transition or add manufacturing or logistics providers or suppliers, it may result in temporary or additional delays in product delivery or risks related to consistent product quality or reliability. This in turn may limit our ability to fulfill customer orders and we may be unable to satisfy all of the demand for our products. We may in the future also purchase components further in advance, which in return can result in less capital being allocated to other activities such as marketing and other business needs. We cannot quantify the impact of such disruptions at this time or predict the impact of any mitigation efforts we may take in response to supply chain disruptions on our business, financial condition, and results of operations.

In addition, customer demand for our products may be impacted by weak economic conditions, inflation, weak growth, recession, equity market volatility, or other negative economic factors in the United States or other nations. The United States has recently experienced historically high levels of inflation. If the inflation rate continues to increase, it will likely affect our expenses, including, but not limited to, employee compensation expenses, increased manufacturing and supplier costs, and increasing market prices of certain components, parts, supplies, and commodity raw materials, which are incorporated into our products or used by our suppliers to manufacture our products. These components, parts, supplies, and commodities may from time to time become restricted, or general market factors and conditions may affect pricing of such components, parts, supplies and commodities, such as inflation or supply chain constraints. Given our limited operating history, we cannot predict how ongoing or increasing recessionary or inflationary pressures may impact our business, financial condition, and results of operations in the future.

Key Operational and Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions. We may in the future elect to use additional metrics, discontinue the use of current metrics, or adjust our methodology or definitions of our operational and business metrics as our business evolves.

	Three Months Ended September 30,
	2023	2022
Total Households (at end of period)	226	173
Total Members (at end of period)	232	192
Annual Recurring Revenue	$464,425	$223,547
Average Annualized Recurring Revenue per Household	$1,723	$1,289
Net Dollar Retention Rate	185%	NM
Net Loss (in thousands)	$(10,408)	$(14,754)
Adjusted EBITDA (in thousands)	$(3,373)	$(9,160)

NM - Not meaningful.

Households

We believe our ability to expand the number of households is an indicator of our market penetration and growth. Total households are defined as individuals or entities with an active paid membership and training.

Members

Our total member count is a key indicator of the size of our future revenue opportunity. We define a member as someone who has a unique profile on our platform, either as the primary membership owner or an associated user within the household.

ARR

Given the recurring nature of usage on our platform, we view annual recurring revenue as an important indicator of our progress towards growth targets and of the overall health of the member base. We calculate ARR at a point in time by multiplying the latest monthly period’s revenue by 12.

ARPH

We believe that our average revenue per household, which we refer to as ARPH, is a strong indication of our ability to deliver value to our members and we use this metric to track expanding usage on our platform by our existing members. We calculate ARPH on a monthly basis as our total revenue in that period divided by the number of households determined as of the last day of that period. For a quarterly or annual period, ARPH is determined as the weighted average monthly ARPH over such three or 12-month period.

Net Dollar Retention Rate

Our ability to maintain long-term revenue growth and achieve profitability is dependent on our ability to retain and grow revenue from our existing members. To help us measure our performance in this area, we monitor our net dollar retention rate. We calculate net dollar retention rate monthly by starting with the revenue from the cohort of all members during the corresponding month 12 months prior, or the Prior Period Revenue. We then calculate the revenue from these same members as of the current month, or the Current Period Revenue, including any expansion and net of any contraction or attrition from these members over the last 12 months. The calculation also includes revenue from members that generated revenue before, but not in, the corresponding month 12 months prior, but subsequently generated revenue in the current month and are therefore reflected in the Current Period Revenue. We include this group of re-engaged members in this calculation because our members may use our platform for workouts that stop and start over time. We then divide the total Current Period Revenue by the total Prior Period Revenue to arrive at the net dollar retention rate for the relevant month. For a quarterly or annual period, the net dollar retention rate is determined as the average monthly net dollar retention rates over such three or 12-month period.

Components of Our Operating Results

We generate revenue from sales of our connected fitness products, membership revenue, and personal training revenue. We identify our reportable segment based on the information used by management to monitor performance and make operating decisions. See Note 2 of the notes to our consolidated financial statements included elsewhere in this report for additional information regarding our reportable segment.

Revenue

Connected Fitness Product

Connected Fitness Product revenue consists of sales of our connected fitness products and related accessories, delivery and installation services, and extended warranty agreements offered through a third-party. Fitness Product revenue is recognized at the time of delivery, except for extended warranty revenue which is recognized over the warranty period. For the third-party extended warranty service sold along with the connected fitness products, we do not obtain control of the warranty before transferring it to the customers. Therefore, we account for revenue related to the fees paid to the third-party extended warranty provider on a net basis, by recognizing only the net commission we retain. Connected fitness product revenue represented 68% of total revenue for the three months ended September 30, 2023, and 72% of total revenue for the three months ended September 30, 2022.

Membership

Membership revenue consists of revenue generated from our monthly Connected Fitness membership. Membership revenue represented 12% of total revenue for the three months ended September 30, 2023, and 12% of total revenue for the three months ended September 30, 2022.

Training

Training revenue consists of sales of our personal training services delivered through our connected fitness products and third-party mobile devices. Training revenue is recognized at the time of delivery. Training revenue represented 20% of total revenue for the three months ended September 30, 2023, and 16% of total revenue for the three months ended September 30, 2022.

Cost of Revenue

Connected Fitness Product

Connected Fitness Product cost of revenue consists of Studio and Studio Lift and accessories product costs, including manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs, warehousing costs, and certain allocated costs related to management and facilities expenses associated with supply chain logistics.

Membership

Membership cost of revenue includes costs associated with personnel related expenses, filming and production costs, hosting fees, music royalties, and amortization of capitalized software development costs.

Training

Training cost of revenue includes costs associated with personnel related expenses.

Operating Expenses

Research and Development

Research and development expense primarily consists of personnel and facilities-related expenses, consulting and contractor expenses, tooling and prototype materials, and software platform expenses. We capitalize certain qualified costs incurred in connection with the development of internal-use software and software to be sold or marketed which may also cause research and development expenses to vary from period to period.

Sales and Marketing

Sales and marketing expense consists of performance marketing media spend, asset creation, and other brand creative, all showroom expenses and related lease payments, payment processing fees incurred in connection with the sale of our connected fitness products, and sales and marketing personnel-related expenses.

General and Administrative

General and administrative expense includes personnel-related expenses and facilities-related costs primarily for our executive, finance, accounting, legal, human resources, and IT functions. General and administrative expense also includes fees for professional services principally comprised of legal, audit, tax and accounting services, and insurance.

We expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance and reporting obligations of public companies, and increased costs for insurance, investor relations expenses, and professional services. As a result, we expect that our general and administrative expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue, but we expect to leverage these expenses over time as we grow our revenue and member base.

Other (Expense) Income, Net

Other (expense) income, net consists of unrealized currency gains and losses.

Interest Expense

Interest expense consists of interest associated with the related party loans.

Change in Fair Value of Convertible Notes

The change in fair value of convertible notes consists of the change in the fair value of the outstanding convertible notes since the previous reporting period.

Change in Fair Value of Warrants

The change in fair value of warrants consists of the change in the fair value of the outstanding warrants notes since the previous reporting period.

Provision for Income Taxes

The provision for income taxes consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is more likely than not that the deferred assets will not be utilized.

Results of Operations

The following tables set forth our consolidated results of operations in dollars and as a percentage of total revenue for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue:	(in thousands)		(in thousands)
Fitness product revenue	$206	$144	$502	$402
Membership revenue	38	25	94	53
Training revenue	62	32	183	32
Total revenue	306	201	779	487
Cost of revenue:
Cost of fitness product revenue	(360)	(764)	(1,529)	(2,047)
Cost of membership (2)	(960)	(1,545)	(2,861)	(3,537)
Cost of training	(109)	(387)	(300)	(1,077)
Total cost of revenue	(1,429)	(2,696)	(4,690)	(6,661)
Gross loss	(1,123)	(2,495)	(3,911)	(6,174)
Operating expenses:
Research and development (1)	2,357	4,854	7,796	15,284
Sales and marketing (1)	282	1,193	1,473	5,194
General and administrative (1) (2)	6,313	6,131	30,043	11,774
Total operating expenses	8,952	12,178	39,312	32,252
Loss from operations	(10,075)	(14,673)	(43,223)	(38,426)
Other (expense) income, net:
Other (expense) income, net:	(179)	(417)	25	(740)
Interest (expense)	(154)	(187)	(1,382)	(748)
Gain upon debt extinguishment	—	523	2,595	523
Change in fair value of convertible notes	—	—	(252)	(24)
Change in fair value of warrants	—	—	2,266	—
Total other (expense) income, net	(333)	(81)	3,252	(989)
Loss before provision for income taxes	(10,408)	(14,754)	(39,971)	(39,415)
Income tax benefit (expense)	—	—	—	—
Net loss	$(10,408)	$(14,754)	$(39,971)	$(39,415)

(1)
Includes stock-based compensation expense as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands)		(in thousands)
Research and development	$1,347	$383	$4,803	$478
Sales and marketing	87	34	407	52
General and administrative	3,402	3,356	18,563	3,421
Total stock-based compensation expense	$4,836	$3,773	$23,773	$3,951

For the three months ended September 30, 2023 and 2022, $0.1 million and $0.0 million of stock-based compensation was capitalized as software costs, respectively. For the nine months ended September 30, 2023 and 2022, $0.7 million and $0.0 million of stock-based compensation was capitalized as software costs, respectively.

In December 2022, the Company enacted a restructuring cost savings initiative which resulted in employee terminations in both December 2022 and January 2023. In association with the January 2023 terminations, the Company accelerated the vesting of a number of individual option awards, resulting in the accelerated vesting of 5,938 shares on the date of modification. Also in January 2023, the Company repriced 301,537 option awards . Both the accelerated vesting and repricing were accounted for as an equity award modifications under ASC Topic 718 which resulted in adjustment of the award value to reflect the fair value at the modification date and acceleration of the recognition schedule in the case of awards which were modified to have accelerated vesting. The adjustment resulted in additional expense of $0.5 million.

(2)
Includes depreciation and amortization expense as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands)		(in thousands)
Cost of membership	$953	$964	$2,700	$2,657
General and administrative	743	775	2,231	2,010
Total depreciation and amortization expense	$1,696	$1,740	$4,931	$4,667

Comparison of the three and nine months ended September 30, 2023 and 2022

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	% Change	2023	2022	% Change
Revenue:	(in thousands)			(in thousands)
Fitness product	$206	$144	43%	$502	$402	25%
Membership	38	25	52%	94	53	77%
Training	62	32	94%	183	32	472%
Total revenue	306	201	52%	779	487	60%
Percentage of revenue
Fitness product	67%	72%		65%	82%
Membership	13%	12%		12%	11%
Training	20%	16%		23%	7%
Total	100%	100%		100%	100%

Three and Nine months ended September 30, 2023 and 2022

Fitness product revenue increased $0.1 million or 43% and $0.1 million or 25% for the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022. This increase was primarily attributable to increase in Studio with Lift installations.

Membership revenue increased $0.01 million or 52% and $0.04 million or 77% for the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022. The increase was primarily attributable to the year-over-year growth in our memberships and price increase from $39 to $49 effective in August 2022.

Training revenue increased $0.03 million or 94% and $0.2 million or 472% for the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022. The increase was primarily attributable to launch of our Live 1:1 personal training services.

Cost of Revenue and Gross Loss

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	% Change	2023	2022	% Change
Cost of Revenue:	(in thousands)			(in thousands)
Fitness product	$360	$764	(53%)	$1,529	$2,047	(25%)
Membership	960	1,545	(38%)	2,861	3,537	(19%)
Training	109	387	(72%)	300	1,077	(72%)
Total cost of revenue	1,429	2,696	(47%)	4,690	6,661	(30%)
Gross Loss:
Fitness product	(154)	(620)	(75%)	(1,027)	(1,645)	(38%)
Membership	(922)	(1,520)	(39%)	(2,767)	(3,484)	(21%)
Training	(47)	(355)	(87%)	(117)	(1,045)	(89%)
Total gross loss	(1,123)	(2,495)	(55%)	(3,911)	(6,174)	(37%)
Gross Margin:
Fitness product	(75%)	(431%)		(205%)	(409%)
Membership	(2,426%)	(6,079%)		(2,944%)	(6,573%)
Training	(76%)	(1,110%)		(64%)	(3,266%)
Total	(367%)	(1,241%)		(502%)	(1,268%)

Three months ended September 30, 2023 and 2022

Fitness product cost of revenue for the three months ended September 30, 2023 decreased $0.4 million, or 53%, compared to the three months ended September 30, 2022. The decrease is primarily due to a decrease in the inventory valuation reserve expense in the three months ended September 30, 2023 compared to the three months ended September 30, 2022.

Membership cost of revenue for the three months ended September 30, 2023 decreased $0.6 million, or 38%, compared to the three months ended September 30, 2022. The decrease is primarily related to the decrease in personnel-related expenses from a reduction in headcount.

Training cost of revenue for the three months ended September 30, 2023 decreased $0.3 million, or 72%, compared to the three months ended September 30, 2022. The decrease is primarily related to the decrease in personnel-related expenses from a reduction in headcount.

Our gross loss decreased by $1.4 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2022 due to the decrease in personnel-related expenses from reduction in headcount.

Nine months ended September 30, 2023 and 2022

Fitness product cost of revenue for the nine months ended September 30, 2023 decreased $0.5 million, or 25%, compared to the nine months ended September 30, 2022. The decrease is primarily due to a decrease in the inventory valuation reserve expense in the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022.

Membership cost of revenue for the nine months ended September 30, 2023 decreased $0.7 million, or 19%, compared to the nine months ended September 30, 2022. The decrease is primarily related to the decrease in personnel-related expenses from a reduction in headcount.

Training cost of revenue for the nine months ended September 30, 2023 decreased $0.8 million, or 72%, compared to the nine months ended September 30, 2022. The decrease is primarily related to the decrease in personnel-related expenses from a reduction in headcount.

Our gross loss decreased by $2.3 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 due to the decrease in personnel-related expenses from reduction in headcount.

Operating Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	% Change	2023	2022	% Change
Operating Expenses:	(in thousands)			(in thousands)
Research and development	$2,357	$4,854	(51%)	$7,796	$15,284	(49%)
Sales and marketing	282	1,193	(76%)	1,473	5,194	(72%)
General and administrative	6,313	6,131	3%	30,043	11,774	155%
Total operating expenses	8,952	12,178	(26%)	39,312	32,252	22%

Three and Nine months ended September 30, 2023 and 2022

Research and Development

Research and development expense decreased $2.5 million or 51% and $7.5 million or 49% for the three and nine months ended September 30, 2023, as compared to the three and nine months ended September 30, 2022, respectively. The decrease was primarily due to a decrease in personnel-related expenses from a reduction in headcount of $2.8 million and $8.2 million, respectively, and a decrease in engineering of $0.7 million and $3.7 million, respectively, partially offset by an increase of $1.0 million and $4.3 million in stock-based compensation expenses, respectively.

Sales and Marketing

Sales and marketing expense decreased $0.9 million or 76% and $3.7 million or 72% for the three and nine months ended September 30, 2023, as compared to the three and nine months ended September 30, 2022, respectively. The decrease was primarily due to a decrease in personnel-related expenses from a reduction in headcount of $0.7 million and $2.3 million, respectively, a decrease of $0.2 million and $1.4 million in advertising and marketing, respectively, and a decrease of $0.1 million and $0.3 million in rent expense, respectively, due to the closure of retail locations, partially offset by an increase of $0.1 million and $0.3 million in stock-based compensation expenses, respectively.

General and Administrative

General and administrative expense increased $0.2 million or 3% and $18.3 million or 155% for the three and nine months ended September 30, 2023, as compared to the three and nine months ended September 30, 2022, respectively. The increase was due primarily to increases of $0.1 million and $15.1 million, respectively, in stock-based compensation expenses, $0.7 million decrease and $0.7 million increase in accounting and tax expenses, respectively, $0.2 million and $0.4 million increase in insurance, respectively, and $0.4 million and $2.4 million increase in digital marketing and advisory services, respectively, and $0.1 million and $0.4 million decrease in travel, respectively, with the remaining difference due to change in other miscellaneous expenses.

Other (Expense) Income, net

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	% Change	2023	2022	% Change
Other (expense) income, net	(in thousands)			(in thousands)
Other (expense) income, net:	$(179)	$(417)	(57%)	$25	$(740)	(103%)
Interest (expense)	(154)	(187)	(18%)	(1,382)	(748)	85%
Gain upon debt extinguishment	—	523	(100%)	2,595	523	396%
Change in fair value of convertible notes	—	—	0%	(252)	(24)	950%
Change in fair value of warrants	—	—	0%	2,266	—	100%
Total other (expense) income, net	(333)	(81)	311%	3,252	(989)	(429%)

Three and Nine months ended September 30, 2023 and 2022

Other (Expense) Income, net

The changes in other (expense) income was primarily attributable to changes in unrealized currency gains.

Interest Income (Expense)

Interest expense decreased $0.03 million for the three months ended September 30, 2023 and increased $0.6 million for the nine months ended September 30, 2023, as compared to the three and nine months ended September 30, 2022, respectively. The increase in interest expense for the nine months ended September 30, 2023 was due to $1.3 million of amortization of debt discount on senior secured notes.

Gain on debt extinguishment

Gain on debt extinguishment was a result of forgiveness of debt of $2.6 million related to the third-party content provider for the nine months ended September 30, 2023, and forgiveness of PPP loan of $0.5 million for the nine months ended September 30, 2022.

Change in Fair Value of Convertible Notes, and Change in Fair Value of Warrants

Change in fair value of convertible notes and warrants for the three and nine months ended September 30, 2023 and 2022 were due to change in fair value of these financial instruments.

Non-GAAP Financial Measures

In addition to our results determined in accordance with accounting principles generally accepted in the United States, or GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance

Adjusted EBITDA

We calculate Adjusted EBITDA as net (loss) income adjusted to exclude: other expense (income), net; income tax expense (benefit); depreciation and amortization expense; stock-based compensation expense; impairment expense; reorganization, severance, exit, disposal and other costs associated with restructuring plans; vendor settlements; transaction related expenses; IPO related expenses; and other adjustment items that arise outside the ordinary course of our business.

We use Adjusted EBITDA as a measure of operating performance and the operating leverage in our business. We believe that these non-GAAP financial measures are useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

▪
Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expense, depreciation and amortization expense, other expense (income), net, and provision for income taxes that can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired;
▪
Our management uses Adjusted EBITDA in conjunction with financial measures prepared in accordance with GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance; and
▪
Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitate period-to-period comparisons of our core operating results, and may also facilitate comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are, or may in the future be, as follows:

•
Although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•
Adjusted EBITDA excludes stock-based compensation expense, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;
•
Adjusted EBITDA does not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us;
•
Adjusted EBITDA does not reflect impairment charges for fixed assets, and gains (losses) on disposals for fixed assets;
•
Adjusted EBITDA does not reflect gains associated with vendor settlements.
•
Adjusted EBITDA does not reflect non-cash fair value gains (losses) on convertible notes, warrants and unrealized currency gains (losses).
•
Adjusted EBITDA does not reflect IPO readiness costs and expenses that do not qualify as equity issuance costs.
•
Adjusted EBITDA does not reflect reorganization, severance, exit, disposal and other costs associated with restructuring plans;
•
Adjusted EBITDA does not reflect expenses related to the Asset Purchase Agreement and potential acquisition;
•
The expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results and we may, in the future, exclude other significant, unusual expenses or other items from these financial measures. Because companies in our industry may calculate such measures differently than we do, their usefulness as comparative measures can be limited. Because of these limitations, Adjusted EBITDA should be considered along with other operating and financial performance measures presented in accordance with GAAP.

Because of these limitations, Adjusted EBITDA should be considered along with other operating and financial performance measures presented in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to Net loss, the most directly comparable financial measure prepared in accordance with GAAP, for each of the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands)		(in thousands)
Net Loss	$(10,408)	$(14,754)	$(39,971)	$(39,415)
Adjusted to exclude the following:
Total other expense (income), net	333	604	(657)	1,512
Income tax benefit (expense)	—	—	—	—
Depreciation and amortization expense	1,696	1,740	4,931	4,667
Stock-based compensation expense (1)	4,836	3,773	23,773	3,951
Gain on extinguishment of debt (2)	—	(523)	—	(523)
Vendor settlements (3)	—	—	(2,595)	—
IPO related expenses (4)	—	—	817	—
Transaction related expenses (5)	170	—	170	—
Adjusted EBITDA (6)	$(3,373)	$(9,160)	$(13,532)	$(29,808)

(1)
Stock-based compensation of $0.1 million and $0.0 million and $0.7 million and $0.0 million was capitalized as software costs for the three and nine months ended September 30, 2023 and 2022.
(2)
Gain on forgiveness of debt from PPP loan.
(3)
Gain on forgiveness of debt of $2.6 million related to the third-party Content Provider.
(4)
Adjusts for IPO- readiness costs and expenses that do not qualify as equity issuance costs.
(5)
Transaction costs related to acquisition of CLMBR, Inc.
(6)
Please refer to the "Non-GAAP Financial Measures" section.

Liquidity and Capital Resources

Since our inception, we have sustained recurring losses and have relied on equity and debt funding from private investors and other third-parties (collectively “outside capital”) for our business operations and to execute our growth strategy. As a result, we incurred a net loss of $40.0 million during the nine months ended September 30, 2023 and had an accumulated deficit of $155.5 million as of September 30, 2023. Our long-term success is dependent upon its ability to successfully develop, market, and deliver its revenue-generating products and services in a profitable manner. While management believes we can be successful in executing our growth strategy, no assurance can be provided we will be able to do so in a timely or profitable manner. As a result, we anticipate we will continue to rely on additional financing and outside capital, including in the near term, to fund our operations for the foreseeable future.

As of the date the accompanying consolidated financial statements were issued (the “issuance date”), our available liquidity was not sufficient to fund our operations over the next twelve months or meet our obligations as they become due, absent our ability to secure additional outside capital. While management plans to take action to address our liquidity needs, such as cost mitigation initiatives to reduce unnecessary costs, securing additional outside capital, and/or pursuing other strategic arrangements, no assurance can be provided that management’s actions will be sufficient to fund our operations, including over the next twelve months or meet our obligations as they become due.

As of September 30, 2023, the Company had $1.0 million of senior secured notes outstanding with THLWY, LLC (see Note 10).

In August 2023, the company borrowed $0.2 million in a non-interest bearing note and repaid $0.1 million. As of September 30, 2023, this loan remains outstanding in the amount of $0.1 million.

In addition, as of September 30, 2023, we had loans outstanding from certain related parties (See Note 19) with an aggregate principal and interest amount owed of approximately $6.3 million. All of these loans matured prior to September 30, 2023, but their repayment has been temporarily waived. However, absent additional outside capital, we will be unable to repay these loans upon their maturity and, as such, the aggregate amounts owed have been classified as current debt in the accompanying consolidated balance sheet as of September 30, 2023.

In the event that one or more of management’s planned actions are not sufficient to fund our operations over the next twelve months or meet its obligations as they become due, management will be required to seek other strategic alternatives, which may include, among others, a significant curtailment in our operations, a sale of certain of the our assets, a sale of the entire Company to strategic or financial investors, and/or allowing the Company to become insolvent by filing for bankruptcy. These uncertainties raise substantial doubt about our ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on the basis that we will continue to operate as a going concern, which contemplates that we will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Debt and Preferred Equity

Convertible Notes

From January through March 2022, we issued convertible notes (the “2022 Convertible Notes”) with an aggregate principal amount of $5.9 million, pursuant to a private placement offering. The 2022 Convertible Notes bore interest at 6% per annum and had a scheduled maturity date of 24 months from issuance, at which time the principal and accrued interest would be due and payable. We elected the fair value option for the 2022 Convertible Notes under ASC Topic 825, Financial Instruments, with changes in fair value recorded in earnings each reporting period.

The 2022 Convertible Notes did not include any financial covenants and are subject to acceleration upon the occurrence of specified events of default. The 2022 Convertible Notes were subject to the following conversion features:

•
In the event the Company completed a qualified financing, which is defined as the sale of preferred stock for gross proceeds of at least $10.0 million prior to the maturity date of the related notes, all principal and accrued interest will automatically convert into preferred stock.
•
In the event the Company did not complete a qualified financing prior to the maturity date of the related notes, at the election of the note holder, all principal and accrued interest can be converted into common stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to the lesser of i) 80% of the price per unit paid in cash by the other investors for preferred stock sold in a qualified financing, or ii) the “Cap Price”. The conversion price with respect to an elective conversion at the time of maturity is equal to the Cap Price.

In March 2022, we completed a qualified financing, and as a result the 2022 Convertible Notes were automatically converted into 124,313 shares of Series A-2.

November 2022 Convertible Notes

In November 2022, we issued convertible notes (the “November 2022 Convertible Notes”) with an aggregate principal amount of $4.4 million, pursuant to a private placement offering. The November 2022 Convertible Notes bore interest at 6% per annum and had a scheduled maturing date of 12 months from issuance, at which time the principal and accrued interest would be due and payable. The Company elected the fair value option for the November 2022 Convertible Notes under ASC Topic 825, Financial Instruments, with changes in fair value recorded in earnings each reporting period.

The November 2022 Convertible Notes did not include any financial covenants and are subject to acceleration upon the occurrence of specified events of default. The November 2022 Convertible Notes were subject to the following conversion features:

•
In the event the Company completed a qualified financing, which is defined as the sale of preferred stock for gross proceeds of at least $10.0 million prior to the maturity date of the related notes, all principal and accrued interest will automatically convert into preferred stock.
•
In the event the Company did not complete a qualified financing prior to the maturity date of the related notes, at the election of the note holder, all principal and accrued interest can be converted into common stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to the lesser of i) the price per share in the Next Financing round, or ii) the Original Issue Price of the Company’s Series A-2 Preferred Stock, which is $47.67. The conversion price with respect to an elective conversion at the time of maturity is equal to the Cap Price.

The Company recognized losses equal to $0.3 million and $0.02 million for the nine months ended September 30, 2023 and 2022, respectively, related to changes in fair value for the November 2022 Convertible Notes.

In May 2023, upon closing of the Company's IPO, the November 2022 Convertible notes were converted into an aggregate of 565,144 shares of common stock.

Warrant Transactions

On November 13, 2022, the Company issued an aggregate 92,296 warrants to purchase Class A Common Stock to various third-party investors in conjunction with the issuance of its November 2022 Convertible Notes. The fair value of the warrants was determined using a PWERM, in which the probability and timing of potential future events (such as a qualified equity financing prior to maturity) is considered in order to estimate the fair value of the warrants as of each valuation date.

The Company recorded a change in fair value adjustment of $2.3 million and $0 million in the condensed consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2023 and 2022, respectively.

In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into shares of common stock.

Class B Common Stock Warrants

During July 2021 we issued an aggregate 6,632 warrants to purchase Class B Common Stock to various employees and nonemployees. Each warrant has a strike price of $0.01 and has a contractual term of seven years. The warrants are classified as permanent equity within the consolidated balance sheets. Upon IPO, 4,000 of these warrants with an aggregate fair value of $0.2 million were issued as compensation for services provided to us and are recorded within operating expenses.

Series A Financing

On March 10, 2022, we amended our Amended and Restated Certificate of Incorporation to authorize 173,135,395 total shares of Series A-2. As a result, on that date, we completed a closing of Series A-2 and issued a total of 631,293 shares at a purchase price of approximately $47.67 per share.

The aggregate gross proceeds from the Series A Financing were approximately $58.1 million. Proceeds from the issuances associated with the cancellation of the convertible notes were equal to the fair value of the convertible notes upon conversion.

We classify preferred stock in accordance with ASC 480, Distinguishing Liabilities from Equity, which requires that contingently redeemable securities be classified outside of permanent stockholders’ equity.

Due to the conversion of all outstanding preferred shares in the year ended December 31, 2022, there were no contingently redeemable securities classified outside of permanent stockholders’ equity as of September 30, 2023.

Cash Flows

Comparison of the nine months ended September 30, 2023 and 2022

	Nine months ended September 30,
(in thousands)	2023	2022
Net cash used in operating activities	$(13,561)	$(29,492)
Net cash used in investing activities	(1,146)	(8,203)
Net cash provided by financing activities	14,656	36,732
Effect of exchange rate on cash	(145)	(74)
Net Change In Cash and Cash Equivalents	$(196)	$(1,037)

Operating Activities

Net cash used in operating activities of $13.6 million for the nine months ended September 30, 2023, was primarily due to a net loss of $40.0 million offset by depreciation and amortization expense of $4.9 million, stock-based compensation of $23.8 million, amortization of debt discount $1.3 million, warrants issued to service providers $0.5 million, change in fair value of convertible notes of $0.3 million, and increase in operating assets and liabilities of $0.1 million, partially offset by gain on debt forgiveness of $2.6 million and change in the fair value of warrants of $2.3 million. The remaining difference of $0.5 million was related to foreign currency, inventory valuation loss and interest expense.

Net cash used in operating activities of $29.5 million for the nine months ended September 30, 2022, was primarily due to a net loss of $39.4 million, stock-based compensation expense of $4.0 million, inventory valuation loss of $1.1 million, interest expense of $0.7 million, foreign currency expense of $0.8 million, depreciation and amortization expense of $4.7 million, partially offset by decrease in operating assets and liabilities of $0.9 million primarily related to inventory purchases and gain on debt forgiveness of $0.5 million.

Investing Activities

Net cash used in investing activities of $1.1 million for the nine months ended September 30, 2023 related to the acquisition of software and content and internal use software.

Net cash used in investing activities of $8.2 million for the nine months ended September 30, 2022, was primarily related to the development of internal-use software, software and content to be sold and marketed and, and purchases of property and equipment.

Financing Activities

Net cash provided by financing activities of $14.7 million for the nine months ended September 30, 2023 was primarily related to $4.3 million of proceeds from the issuance of common stock in connection with the rights offering completed in February 2023 and $10.8 million net proceeds from issuance of common stock upon IPO, net proceeds from senior secured notes of $1.0 million and net payments of loans of $0.02 million, partially offset by payments of offering costs of $1.5 million.

Net cash provided by financing activities of $36.7 million for the nine months ended September 30, 2022 was primarily related to proceeds from the issuance of preferred stock – Series A, convertible notes and common stock.

Contractual Obligations and Other Commitments

Lease Obligations

The following represents our minimum annual rental payments under operating leases for each of the next five years and thereafter as of September 30, 2023:

Future Minimum Payments
Fiscal Year Ending December 31,	(in thousands)
2023 (remaining)	20
2024	78
2025	78
2026	78
2027	78
Thereafter	33
Total	$365

Commitments

In May 2021, we entered into two agreements with a third-party content provider (“Content Provider”), a service agreement and a collaboration agreement. Per the service agreement, Forme is to provide content creation services for the Content Provider in which we are to produce workout content using the Content Provider’s trainers and studios. Under the collaboration agreement, both we and the Content Provider agree to jointly market their partnership; in addition, the collaboration agreement provides us with a license to use the Content Provider’s content and marks on our Studio fitness ecosystem (i.e., the “License”). The license issued to us allows us to reproduce, modify, prepare derivative works based upon, distribute, publicly display, publicly perform the content and the modified content, to market, advertise or promote Forme, perform specified activities, and provide our customers access to and use of the Content Provider’s content, throughout the world on our Studio products and in any media, so long as such other media is associated or related to the use of our Studio products.

A liability for total minimum commitment (the license fee) on a quarterly basis was recognized as a liability of $2.3 million as of December 31, 2022. In March 2023, both agreements with the Content Provider were terminated by mutual agreement and no payments remain due or payable thereunder and the liability was recognized as a gain on settlement for the nine months ended September 30, 2023.

Off-Balance Sheet Arrangements

In accordance with ASC 718, when a nonrecourse note is used to fund the exercise of a stock option, the stock option is not considered “exercised” for accounting purposes until the employee repays the loan. Prior to repayment of a nonrecourse loan, the outstanding shares received in exchange for the loan are excluded from the denominator of basic earnings per share. Additionally, the nonrecourse loan itself is not recorded on the Company’s balance sheet since the arrangement is, in substance, a stock option.

In 2022 and 2021, the sale of the shares of common stock to several employees was completed in the form of issuances of Secured Partial Recourse Promissory Notes (the “Note(s)”) by the respective employee to the Company.

The Notes were in the aggregate amount of $477,290 and $449,750 for 353,532 and 299,832 shares as of September 30, 2023 and December 31, 2022, respectively. The Notes are secured by a pledge of collateral, representing the shares of stock sold. Interest is charged at the mid-term Applicable Federal Rate as of the date of the Note and compounded annually. Per the terms of the Notes, 51% of the initial amounts of the outstanding principal balances plus any accrued and unpaid interest, represent a full recourse note, and 49% of the initial amounts represent a nonrecourse note. The Company analyzed the terms of the Notes and concluded that the recourse portion of the notes are nonrecourse in nature as the Company does not have intention to seek repayment beyond the shares issued despite the recourse legal terms, and thus will be treated the same as the nonrecourse portion of the Notes. All Notes are outstanding as of September 30, 2023, and are not recorded on the balance sheet.

In November 2022, the Company issued a warrant to an unrelated third party in consideration for the Company’s hiring of certain employees from the third party that is exercisable for a number of shares of common stock that is determined by dividing $225,000 by (x) the price per share of the next equity financing with total proceeds of at least $10.0 million or (y) the initial public offering price per share of a future initial public offering, whichever event occurs first, for an exercise price of $0.0001 per share, in whole or in part. The warrant may also be net exercised upon election. The warrant vests associated with the services of certain employees and as such contains a substantive future requisite service condition. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into an aggregate of 28,124 shares of common stock.

In March 2023, we issued warrants to unrelated third-party service providers in consideration for certain marketing communications services, which warrants are exercisable for a total number of shares of our common stock that is determined by dividing $400,000 by (x) the price per share of our next bona fide equity financing with total proceeds of at least $10,000,000 or (y) the initial public offering price per share in our initial public offering, whichever event occurs first, for an exercise price of $0.0001 per share, in whole or in part. The warrants may also be net exercised upon election. The warrant vests associated with the services of certain employees and as such contains a substantive future requisite service condition. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into an aggregate of 49,996 shares of common stock.

In March 2023, we issued warrants to certain existing non-affiliate stockholders in lieu of future cash interest payments under our senior secured notes issued to such stockholders in connection with the Bridge Note Financing. Such warrants are exercisable for a number of shares of our common stock that is determined by dividing: (A) (i) in the case of the warrants issued to the lead noteholder, 67% of the aggregate principal amount of notes issued to such lead noteholder and; (ii) in the case of all other noteholders in the Bridge Note Financing, 60% of the aggregate principal amount of notes issued to such other noteholders by (B) (i) the initial public offering price per share or (ii) if the initial public offering is not consummated, by either (x) the price per share offered in a change of control transaction or (y) if a change of control transaction does not occur, the fair market value of our common stock as determined by an independent appraiser. The warrants may also be net exercised upon election. The warrant vests associated with the services of certain employees and as such contains a substantive future requisite service condition. In May 2023, upon closing of the Company's IPO, the warrants were exercised and converted into an aggregate of 163,121 shares of common stock.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, stockholders’ equity/deficit, revenue, expenses, and related disclosures. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions. The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk.

We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•
Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.
•
Level 2 inputs are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
•
Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Our material financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, convertible notes, and warrants. The carrying amounts of current financial instruments, which include cash, accounts receivable, accounts payable and accrued expenses, approximate their fair values due to the short-term nature of these instruments.

Internal-use Software

We capitalize certain eligible software development costs incurred in connection with our internal use software in accordance with ASC 350-40, Internal-use Software and ASC 985, Software. These capitalized costs also relate to our Studio software that is accessed by our customers on a membership basis as well as certain costs associated with our information systems. Capitalized software costs are amortized over the estimated useful life, which is three years. Capitalization begins once the application development stage begins, management has authorized and committed to funding the project, it is probable the project will be completed, and the software will be used to perform the function intended. Internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for our intended use. We expense all costs incurred that relate to planning and post-implementation phases of development.

As of September 30, 2023 and December 31, 2022, the Company capitalized $1.4 million and $1.4 million, respectively, of software costs. As of September 30, 2023 and December 31, 2022, the Company capitalized $0.5 million and $2.7 million, respectively, of internal-use software.

As of September 30, 2023 and December 31, 2022, we had $2.8 million and $2.6 million of unamortized software costs, respectively. As of September 30, 2023 and December 31, 2022, we had $2.9 million and $3.8 million of unamortized internal-use software costs, respectively.

Amortization is computed on a straight-line basis over the following estimated useful lives:

Internal-use Software	3 years

Capitalized Studio Content

Capitalized Studio content costs include certain expenditures to develop video and live content for our customers. We capitalize production costs for recorded content in accordance with ASC 926-20, Entertainment-Films – Other Assets – Film Costs. We recognize capitalized content, net of accumulated amortization, within other non-current assets in the consolidated balance sheets and recognizes the related amortization expense as a component of cost of revenue in the consolidated statements of operations and comprehensive (loss). Costs which qualify for capitalization include production costs, development costs, direct costs, labor costs, and production overhead. Expenditures for capitalized content are included within operating activities in the consolidated statements of cash flows. Based on certain factors, including historical and estimated user viewing patterns, we amortize individual titles within the Studio content library on a straight-line basis over a three-year useful life. We review factors impacting the amortization of the capitalized Studio content on an ongoing basis. Estimates related to these factors require considerable management judgment.

We considered certain factors in determining the useful life of the content, including expected periods over which the content will be made available through the platform and related viewership, the lack of “obsolescence” of such content over such period given the nature of our videos (i.e., exercise classes which are not significantly impacted by changes in markets or customer preferences, and/or for which the content is expected to significantly change or evolve over time), and the expected significant growth of our member base which will contribute to substantial increases in viewership over time given the recent launch of our product and membership offerings. Based on these factors, we have determined that a three-year (3-year) amortization period is reasonable for the content. We will continue to review factors impacting the amortization of the capitalized content on an ongoing basis.

Our business model is membership based as opposed to generating revenues at a specific title level. Therefore, all content assets are monetized as part of a single asset group. The content is assessed at the group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that fair value may be less than unamortized cost. Unamortized costs are assessed for impairment regardless of whether the produced content is completed. To date, we have recognized one impairment with regards to the carrying value of our content portfolio. If circumstances in the future suggest that an impairment may exist, these aggregated content assets will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off. The unamortized cost of content is approximately $2.9 million and $4.4 million as of September 30, 2023 and December 31, 2022, respectively.

Convertible Notes

As permitted under ASC Topic 825, Financial Instruments, we have elected the fair value option to account for our convertible notes. In accordance with ASC Topic 825, we record these convertible notes at fair value with changes in fair value recorded as a component of other expense, net in the consolidated statement of operations and comprehensive income (loss). As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. We concluded that it was appropriate to apply the fair value option as they are liabilities that are not, in whole or in part, classified as a component of members’ deficit. In addition, the convertible notes meet other applicable criteria for electing fair value option under ASC Topic 825. In May 2023, upon closing of the Company's IPO, the convertible notes were converted into an aggregate of 565,144 shares of common stock.

Revenue Recognition

Our primary source of revenue is from sales of our Connected Fitness Products and related accessories and associated recurring membership revenue.

We determine revenue recognition through the following steps:

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Identification of the contract, or contracts, with a customer;
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Identification of the performance obligations in the contract;
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Determination of the transaction price;
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Allocation of the transaction price to the performance obligations in the contract; and
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Recognition of revenue when, or as, we satisfy a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Our revenue is reported net of sales returns, discounts, incentives, and rebates to commercial distributors as a reduction of the transaction price. We estimate our liability for product returns and concessions based on historical trends by product category, impact of seasonality, and an evaluation of current economic and market conditions and records the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

We apply the practical expedient as per ASC 606-10-50-14 and does not disclose information related to remaining performance obligations due to their original expected terms being one year or less.

We expense sales commissions on our connected fitness products when incurred because the amortization period would have been less than one year. These costs are recorded in Sales and marketing in our consolidated statements of operations and comprehensive (loss).

Connected Fitness Products

Connected Fitness Products include our portfolio of connected fitness products and related accessories, delivery and installation services, and extended warranty agreements. We recognize Fitness Product revenue net of sales returns and discounts when the product has been delivered to the customer, except for extended warranty revenue which is recognized over the warranty period. We allow customers to return products within 30 days of purchase, as stated in our return policy.

We record payment processing fees for our credit card sales for connected fitness products within fitness product revenue in our consolidated statements of operations and comprehensive (loss).

Membership

Our memberships provide unlimited access to content in our library of on-demand fitness classes. Our memberships are offered on a month-to-month basis.

Amounts paid for membership fees are included within deferred revenue on our consolidated balance sheets and recognized ratably over the membership term. We record payment processing fees for our monthly membership charges within cost of membership and training in our consolidated statements of operations and comprehensive (loss).

Training

Our training services are personal training services delivered through the Connected Fitness Products and third- party mobile devices. Training revenue is recognized at the time of delivery.

Stock-Based Compensation

In December 2020, our board of directors adopted the 2020 Equity Incentive Plan (the “2020 Plan”) and in April 2023, our board of directors adopted the 2023 Equity Incentive Plan (the “2023 Plan”). Following the completion of our initial public offering, no additional awards and no additional shares of our common stock remained available for future issuance under the 2020 Plan. However, the 2020 Plan continues to govern the terms and conditions of the outstanding awards previously granted thereunder. Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. We estimate the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of our common stock, the expected common stock price volatility over the expected life of the awards, the expected term of the stock option, risk-free interest rates, and the expected dividend yield of our common stock. We derive our volatility from the average historical stock volatilities of several peer public companies over a period equivalent to the expected term of the awards. We estimate the expected term based on the simplified method for employee stock options considered to be “plain vanilla” options, as our historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. Expected dividend yield is 0.0% as we have not paid and does not currently anticipate paying dividends on our common stock.

Stock-based compensation expense is classified in the accompanying consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient's service payments are classified. For the nine months ended September 30, 2023, the Company recognized an additional stock- based compensation expense of $0.5 million as a result of a modification related to accelerated option vesting and repricing of options. There were no modifications during the nine months ended September 30, 2022.

Income Taxes

We utilize the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within provision for income taxes.

Common Stock Valuations

Historically, for all periods prior to our IPO, as there was no public market for our common stock prior to such date, the estimated fair value of our common stock has been determined by our board of directors, with input from management, as of the date of each award grant, considering our most recently available independent third- party valuations of common stock and any additional objective and subjective factors that we believed were relevant and which may have changed from the date of the most recent valuation through the date of each award grant. The independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation. We determined that based on our stage of development and other relevant factors, it was most appropriate to prepare our common stock valuations using the option-pricing method, or OPM, which used a market approach to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

Given the absence of a public trading market, our board of directors, with input from management, considered numerous objective and subjective factors to determine the fair value of common stock. The factors included, but were not limited to:

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contemporaneous valuations performed by an independent third-party valuation firm;
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our stage of development and material risks related to our business;
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the progress of our research and development programs, including the development of Studio Lift;
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sales of our preferred stock;
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the rights, preferences and privileges of our preferred stock relative to those of our common stock;
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lack of marketability of our common and preferred stock as a private company;
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our operating results and financial performance;
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the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, in light of prevailing market conditions;
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the trends, developments and conditions in the fitness sectors;
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analysis of initial public offerings and the market performance and stock price volatility of similar public companies in the health and fitness sectors; and
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the economy in general.

As a public market for our common stock has been established in connection with the completion of our IPO, it is no longer necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock is based on the quoted market price of our common stock.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, of the notes to our consolidated financial statements included elsewhere in this report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this report.

Emerging Growth Company and Smaller Reporting Company Status

Under Section 107(b) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an “emerging growth company” can delay the adoption of new or revised accounting standards until such time as those standards would apply to private companies. We have elected this exemption to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Where allowable we have early adopted certain standards as described in Note 2 of our condensed financial statements included elsewhere in this report. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We will continue to remain an “emerging growth company” until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.235 billion; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Item 3. Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

To date, all of our inventory purchases have been denominated in U.S. dollars. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. In addition, our suppliers incur many costs, including labor and supply costs, in other currencies. While we are not currently contractually obligated to pay increased costs due to changes in exchange rates, to the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margins. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is relatively small at this time as the related costs do not constitute a significant portion of our total expenses. To date, we have not entered into derivatives or hedging transactions, as our exposure to foreign currency exchange rates has historically been partially hedged as our foreign currency denominated inflows have covered our foreign currency denominated expenses. However, we may enter into derivative or hedging transactions in the future if our exposure to foreign currency should become more significant.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, that are designed to ensure information required to be disclosed in our reports that we file or furnish pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), as appropriate to allow for timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on such evaluation, our principal executive officer and principal financial officer have concluded that, as of such date, a material weaknesses is identified related to (1) the lack of a sufficient number of trained professionals with the expertise to design, implement, and execute a formal risk assessment process and formal accounting policies, procedures, and controls over accounting and financial reporting to ensure the timely and accurate recording of financial transactions while maintaining a segregation of duties; and (2) the lack of a sufficient number of trained professionals with the appropriate U.S. GAAP technical expertise to identify, evaluate, and account for complex transactions and review valuation reports prepared by external specialists.

Changes in Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In preparing our financial statements as of and for the nine months ended September 30, 2023 and September 30, 2022, management identified material weaknesses in our internal control over financial reporting. The material weaknesses we identified related to (1) the lack of a sufficient number of trained professionals with the expertise to design, implement, and execute a formal risk assessment process and formal accounting policies, procedures, and controls over accounting and financial reporting to ensure the timely and accurate recording of financial transactions while maintaining a segregation of duties; and (2) the lack of a sufficient number of trained professionals with the appropriate U.S. GAAP technical expertise to identify, evaluate, and account for complex transactions and review valuation reports prepared by external specialists.

We are planning on implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including formalizing our processes and internal control documentation and strengthening supervisory reviews by our financial management; hiring additional qualified accounting and finance personnel and engaging financial consultants to enable the implementation of internal control over financial reporting and segregating duties amongst accounting and finance personnel. In addition, we are planning on implementing an accounting software system with the design and functionality to segregate incompatible accounting duties, which we currently expect will be fully implemented in our 2024 fiscal year.

While we are implementing these measures, we cannot assure you that these efforts will remediate our material weaknesses and significant deficiencies in a timely manner, or at all, or prevent restatements of our financial statements in the future. In particular, our material weakness related to our accounting software was not fully remediated for the nine months ended September 30, 2023, as we expect to implement new software in 2024. If we are unable to successfully remediate our material weaknesses, or identify any future significant deficiencies or material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, and the market price of our common stock may decline as a result.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of September 30, 2023, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of our initial public offering.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Part II - Other Information

Item 1. Legal Proceedings.

For information regarding legal proceedings please refer to Note 13 - Commitments and Contingencies in Part I, Item 1, "Financial Statements" of this Quarterly Report on Form 10-Q. From time to time, we are involved in legal proceedings and subject to claims arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the resolution of current matters will not have a material adverse effect on our business, financial condition, or results of operations. Even if any particular litigation or claim is not resolved in a manner that is adverse to our interests, such litigation can have a negative impact on us because of defense and settlement costs, diversion of management resources from our business, and other factors.

Item 1A. Risk Factors.

You should carefully consider the risks and uncertainties described below, together with all of the other information in this Quarterly Report on Form 10-Q, including our condensed consolidated financial statements and related notes. If any of the following risks are realized, in whole or in part, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and stockholders could lose part or all of their investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations, and prospects.

In addition to the risks set forth below, the risks described in "Risk Factors" in our Form 10-Q for the quarter ended March 31, 2023 could materially and adversely affect our business, financial condition, and results of operations, and cause the trading price of our common stock to decline. Our business, financial condition, and results of operations may also be materially and adversely affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations. Due to risks and uncertainties, known and unknown, our historical financial results may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. The “Risk Factors” section in our Form 10-Q for the quarter March 31, 2023 and June 30, 2023 remain current in all material respects, except for the following additional or updated risk factors identified in the three months ended September 30, 2023.

Risks Related to Our Business

We have incurred operating losses in the past, expect to incur operating losses in the future, and may not achieve profitability, or, if we achieve profitability, be able to maintain it in the future.

We have incurred operating losses each year since our inception, including net losses of $40.0 million and $39.4 million for nine months ended September 30, 2023 and 2022, respectively, and expect to continue to incur net losses for the foreseeable future. We had an accumulated deficit of $155.5 million at September 30, 2023. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in technology and engineering, expand our operating and retail infrastructure, add training and fitness programs, classes, content, and software features to our streaming platform, expand into new geographies, and invest in new or complementary products, equipment, accessories, content, and services for our immersive, customizable, and digital fitness platform, which include the Forme Studio, Forme Studio Lift, accompanying accessories, and our coaching services which we collectively refer to as the “Forme platform.” Further, as a public company, we have incurred, and will continue to incur substantial additional legal, accounting, and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we may not be able to increase our revenue to offset any increase in our expenses. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve or maintain profitability.

Our negative cash flows from operations, history of losses, and significant accumulated deficit raise substantial doubt about our ability to continue as a “going concern.”

Our negative cash flows from operations and our history of losses, as well as our significant accumulated deficit, raise substantial doubt about our ability to continue as a “going concern.” Since inception, we have sustained recurring losses and have relied on funding from private investors and other third parties to finance our operations. We have historically generated losses from our operations as reflected in our accumulated deficit of $155.5 million as of September 30, 2023 and negative cash flows from operating activities. In addition, as of September 30, 2023, we had loans outstanding with an aggregate principal and interest amount owed of approximately $6.3 million. All of these loans matured prior to September 30, 2023, but their repayment has been temporarily waived.

In addition, in March 2023, we issued approximately $2.0 million in senior secured notes in connection with the Bridge Note Financing, which senior secured notes were repaid in May 2023. In addition, we issued $1.0 million in senior secured notes in connection with a note purchase agreement (the "June 2023 Notes"). The $1.0 million is outstanding as of September 30, 2023. Due to our history of losses from operations, negative cash flows from operations, and a significant accumulated deficit, our management concluded that there is substantial doubt about our ability to continue as a going concern. In our accompanying financial statements, our independent auditor included an emphasis of matter paragraph regarding the substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our becoming profitable in the future or obtaining the necessary capital to meet our obligations. Our determination of substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of equity securities, debt financing, or otherwise. There can be no assurance that any such issuance of equity securities, debt financing, or other means of financing will be available in the future, or the terms of any such financing will be acceptable to us. Further, there can be no assurance that we will ever become profitable or continue as a going concern. See “— Risks Related to Financial, Accounting, and Tax Matters — We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations.”

Our results of operations and other financial and non-financial business metrics may fluctuate from period to period due to a variety factors, many of which are beyond our control, and as a result, our results from any prior periods, or any historical trends reflected in such results, should not be viewed as indicative of our future financial or operating performance.

Our revenue and results of operations have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this report:

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our ability to raise additional capital sufficient to fund our operations, meet our obligations as they become due, and execute our growth strategy;

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our ability to maintain and attract new members;

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membership cancellation and renewal rates;

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product returns;

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changes in our recurring revenue model or pricing methodologies, or our adoption of any new membership, pricing, or revenue models;

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the receipt, reduction or cancellation of, or changes in the forecasts or timing of, memberships by members;

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changes in our mix of products and services, such as changes in demand for certain accessories or bundles or our Live 1:1 personal training and health coaching services, fitness programs and classes, or other streaming fitness content on our platform;

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the diversification and growth of our revenue sources, including our ability to successfully expand our commercial and corporate wellness channels;

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our ability to maintain gross margins and operating margins;

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inaccurate forecasting of the demand for our products and services, which could lead to lower revenue or increased costs, or both;

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the timing and amount of research, development, and new product expenditures, including resources allocated to the development of new equipment and accessories, programs, classes, and other content, and innovative features and technologies, as well as the continued development and upgrading of our proprietary technology platform;

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increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

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changes in our relationship with our third-party financing partner who provides financing assistance to our members for the purchase of our Forme Studio equipment;

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constraints on the availability of consumer financing or increased down payment requirements to finance purchases of our Forme Studio equipment;

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the continued maintenance and expansion of our delivery, installation, and maintenance services and network for our Forme Studio equipment;

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supply chain disruptions, delays, shortages, and capacity limitations;

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increases or other changes in our product development and manufacturing costs, or the timing and extent thereof, and our ability to achieve cost reductions in a timely or predictable manner;

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changes in market and customer acceptance of and demand for our products, content, and services, including cyclicality and seasonal fluctuations in memberships and usage of the Forme platform by our members, each of which may change as our products and services evolve or mature, or as our business grows;
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the impact of the COVID-19 pandemic on our business, suppliers, and members;

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the continued market acceptance of, and the growth of the smart home gym and connected fitness market;

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the emergence of new industry expectations and product obsolescence;

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the timing and success of new product, content, and service introductions by us or our competitors;

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the competitive landscape and pricing pressure as a result of competition or otherwise;

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costs and expenses associated with any potential acquisitions or strategic partnerships or initiatives;

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the ability to maintain and open new retail locations and studio showrooms;
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successful expansion into international markets;

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significant warranty claims;

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loss of key personnel or the inability to attract qualified personnel, including personal trainers and fitness instructors;

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geopolitical events, such as war, regional conflicts, other outbreaks of hostilities, or the escalation or expansion of the same (such as the Russian invasion of Ukraine and the Israel-Hamas war) , threat of war or terrorist actions, or the occurrence of pandemics, epidemics, or other outbreaks of disease, or natural disasters, and the impact of these events on the factors set forth above;
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changes in business or macroeconomic conditions, including inflation, interest rates, lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages;

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system failures or breaches of security or privacy;

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adverse litigation judgments, settlements, or other litigation-related costs;

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changes in the legislative or regulatory environment, including with respect to cybersecurity, climate change, privacy, consumer product safety, advertising, and employment matters, or enforcement by government regulators, including fines, orders, or consent decrees;

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fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

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changes in our effective tax rate; and

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changes in accounting standards, policies, guidance, interpretations, or principles.

As a result of these and other factors, our results of operations and revenue may vary significantly from period to period. Accordingly, you should not rely on the results of any prior quarterly or annual periods, or any historical trends reflected in such results, as indications of our future revenue or operating performance.

We derive a significant majority of our revenue from sales of our Forme Studio equipment and if sales of our Forme Studio equipment decline, it would materially and negatively affect our future revenue and results of operations.

Our Forme Studio equipment is sold in highly competitive markets with limited barriers to entry. Introduction by competitors of comparable products at lower price points, a maturing product lifecycle, a decline in consumer spending, or other factors could result in a decline in our revenue derived from our Forme Studio equipment, which may have a material adverse effect on our business, financial condition, and results of operations. Sales of our Forme Studio equipment currently account for substantially all of our revenue, accounting for approximately 99% of revenue in 2021 and 78% of revenue in 2022 and 65% of revenue for the nine months ended September 30, 2023. As a result, any meaningful decline in sales of our Forme Studio equipment would materially and adversely affect our business, financial condition, and results of operations.

Beneficial owners of over 10% of our common stock collectively hold over 42% of our common stock as of September 30, 2023. As a result, such holders will be able to exert significant influence over matters subject to stockholder approval and may have interests that conflict with those of our other stockholders.

Beneficial owners of over 10% of our common stock collectively held approximately 42% of our common stock as of September 30, 2023. As such, each of such holders has the ability to substantially influence us through this ownership positions, and could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our stockholders. For example, if some or all such 10% holders were to act together with a small number of our other large stockholders, they would be able to control elections of directors, amendments of our organizational documents or approval of any merger, amalgamation, sale of assets or other major corporate transaction. Any transferees or successors of all or a significant portion of such holder’s ownership in us will be able to exert a similar amount of influence over us through their ownership position.

The interests of our significant stockholders may not always coincide with our corporate interests or the interests of our other stockholders, and each may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other stockholders. So long as such holders continue to own a significant portion of our outstanding voting securities, they will continue to have considerable influence in all matters that are subject to approval by our stockholders and will be able to strongly influence our other decisions.

Risks Related to Financial, Accounting, and Tax Matters

We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations.

We will need to raise additional funds in the future, including in the short term and long term, to fund our operations and meet our obligations. See “Note 1 “Description of Business and Basis of Presentation – Liquidity and Going Concern” to the notes to our condensed consolidated financial statements included elsewhere in this report and “ – Risks Related to Our Business - Our negative cash flows from operations, history of losses, and significant accumulated deficit raise substantial doubt about our ability to continue as a “going concern”” in this Risk Factors section. As we generated recurring net losses and negative operating cash flow during the research and development stage of the Forme Studio and Forme Studio Lift products, we have funded our operations primarily with gross proceeds from sales of our redeemable convertible preferred stock, the sale of SAFE notes, and the issuance of convertible notes, as well as from promissory notes. Certain of our outstanding promissory notes provides for a security interest on our assets. If we were to default on such promissory notes or any other secured debt instrument and such default is not waived, any secured collateral would become subject to liens or risk of forfeiture. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include security interests on our assets, negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to incur additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations, limit our production activities, or implement other cost reduction measures, including personnel costs. For example, partially as a result of economic headwinds, we reduced our headcount in July of 2022 by approximately 26% of our full-time employee base at the time and in December of 2022, we had a subsequent headcount reduction comprising approximately 50% of our full-time employee base at the time. Further, if we are unable to secure additional financing when needed, we may not be able to expand our business, develop or enhance our products, take advantage of business opportunities, or respond to competitive pressures, which could negatively impact our business, financial condition, and results of operations.

We have identified material weaknesses in our internal control over financial reporting, and in the future, we may identify additional material weaknesses or fail to maintain an effective system of controls. If we do not remediate the material weaknesses in our internal control over financial reporting, or if we fail to establish and maintain effective internal control, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the preparation of our financial statements for the nine months ended September 30, 2023 and September 30, 2022, we concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses we identified related to (1) the lack of a sufficient number of trained professionals with the expertise to design, implement, and execute a formal risk assessment process and formal accounting policies, procedures, and controls over accounting and financial reporting to ensure the timely and accurate recording of financial transactions while maintaining a segregation of duties; and (2) the lack of a sufficient number of trained professionals with the appropriate U.S. GAAP technical expertise to identify, evaluate, and account for complex transactions and review valuation reports prepared by external specialists.

We are planning on implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including formalizing our processes and internal control documentation and strengthening supervisory reviews by our financial management; hiring additional qualified accounting and finance personnel and engaging financial consultants to enable the implementation of internal control over financial reporting and segregating duties amongst accounting and finance personnel. In addition, we are planning on implementing an accounting software system with the design and functionality to segregate incompatible accounting duties, which we currently expect will be fully implemented in our 2024 fiscal year.

While we are implementing these measures, we cannot assure you that these efforts will remediate our material weaknesses and significant deficiencies in a timely manner, or at all, or prevent restatements of our financial statements in the future. In particular, our material weakness related to our accounting software was not fully remediated for the fiscal year ended December 31, 2022 as we expect to implement new software in 2024. If we are unable to successfully remediate our material weaknesses, or identify any future significant deficiencies or material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, and the market price of our common stock may decline as a result.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We expect to incur additional costs to remediate these control deficiencies, though there can be no assurance that our efforts will be successful or avoid potential future material weaknesses. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our products to new and existing customers.

We may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business, financial condition, and results of operations.

To effectively manage our growth, we must continue to expand our operational, engineering and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures, and controls may not be adequate to support our future operations. In addition, in connection with operating as a public company, we have incurred, and expect to continue to incur, additional significant legal, accounting, and other expenses that we did not incur as a private company. If our revenue does not increase to offset these increases in our expenses, we may not achieve or maintain profitability in future periods. Any failure to successfully implement systems enhancements and improvements will likely have a negative impact on our ability to manage our expected growth as well as our ability to ensure uninterrupted operation of key business systems and compliance with the rules and regulations applicable to public companies.

Risks Related to Our Common Stock

Our share price and trading volume have been, and are likely to continue to be, volatile and an active trading market for our common stock may not develop or be sustained and stockholders may not be able to sell their shares at or above the price paid for such shares, or at all.

Although our common stock is currently listed on Nasdaq, an active market in our common stock may not develop or, if it does develop, it may not be sustainable or liquid enough for stockholders to sell their shares at or above the purchase price paid for such shares, or at all. Our common stock is currently trading well below the IPO price per share.

The trading price and volume of our common stock has been, and will likely continue to be, volatile and has fluctuated, and will likely continue to fluctuate, significantly in response to numerous factors, many of which are beyond our control, including but not limited to:

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actual or anticipated fluctuations in our results of operations and financial and non-financial metrics due to, among other things, changes in customer demand, product life cycles, pricing, ordering patterns, and unforeseen operating costs;
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the financial projections we may provide to the public, any changes in these projections, our practice of providing projections, if any, or our failure to meet these projections;
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our ability to raise additional capital sufficient to fund our operations and to execute our growth strategy;
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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;
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announcements related to key management, founders, key management, directors, or key investors;
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announcements by us of changes to our product offerings, business plans, or strategies;
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announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
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changes in operating performance and stock market valuations of companies in our industry or our target markets;
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negative publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products or services that gain market acceptance;
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rumors and market speculation involving us or other companies in our industry;
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developments or disputes concerning our or other parties’ products, services, or intellectual property rights;
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timing and seasonality of the end-market demand;
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cyclical fluctuations, trends, and changes in the economic conditions in our industry or target markets;
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price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;
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actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
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new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;
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changes in our management;
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lawsuits or investigations threatened, filed, or initiated against us;
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the expiration of contractual lock-up or market standoff agreements;
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sales of shares of our common stock by us or our stockholders, or the perception that such sales may occur; and other events or factors, including those resulting from macroeconomic conditions, geopolitical crises, outbreak of hostilities or acts of war such as the Russian invasion of Ukraine, and the Israel-Hamas war, incidents of terrorism, global pandemics such as the COVID-19 pandemic, and similar events, as well as responses to these or similar events.

The stock markets in general have experienced extreme price and volume fluctuations. Stock prices of many companies, including companies in the fitness and wellness industry, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, financial condition, and results of operations.

Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our net revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a share price decline could occur even when we have met any previously publicly stated net revenue or earnings forecasts that we may provide.

Certain recent initial public offerings of companies, including those with relatively smaller public floats comparable to the anticipated public float of Forme, have experienced extreme, rapid, and substantial stock price volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our common stock.

Our common stock may be subject to extreme, rapid, and substantial volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our limited public float may amplify the impact of the actions taken by a few stockholders on the price of our common stock, which may cause our stock price to deviate, potentially significantly, from a price that more appropriately reflects the underlying performance of our business. In addition, our limited operating history and the ownership concentration among our directors, officers, and stockholders owning 5% or more of common stock may exacerbate the risk of stock price volatility with respect to our offering. Should our common stock experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our common stock. In addition, our common stock is currently trading well below our IPO price per share. Investors in our common stock may experience losses, which may be material.

Our focus on delivering a high-quality and engaging member experience may not maximize short-term financial results, which may yield results that conflict with the market’s expectations and could result in our stock price being negatively affected.

We focus on driving long-term member engagement through innovation, frictionless, cost-effective and immersive programs, classes and content, technologically advanced and customizable connected fitness hardware products, and community support, which may not necessarily maximize short-term financial results. We may make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the member experience, which we believe will improve our financial results over the long term. For example, our decision to use real, human trainers to deliver our coaching offering may increase operating expenses, but we believe these decisions will drive higher member satisfaction, retention, profit, and ultimately lifetime value. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our membership growth and member engagement, business, financial condition, and results of operations could be harmed.

If we fail to meet the continued listing requirements of Nasdaq, it could result in a de-listing of our common stock.

Our common stock is currently listed on Nasdaq under the symbol “TRNR.” As previously disclosed, on August 22, 2023, we received written notification from Nasdaq that our stockholders’ equity as reported in our Form 10-Q for the period ended June 30, 2023 did not satisfy the continued listing requirement under Nasdaq Listing Rule 5450(b)(1)(A) for the Nasdaq Global Market. In accordance with the Nasdaq Listing Rules, we submitted a plan to regain compliance and subsequently received an extension from Nasdaq to evidence compliance on or before February 19, 2024. Our common stock will continue to be listed on Nasdaq under the symbol "TRNR" during this period while we work to regain compliance.

There can be no assurance that we will be able to satisfy Nasdaq’s continued listing requirements, regain compliance with the minimum stockholders’ equity requirement, or maintain compliance with the other listing requirements. If we fail to regain compliance with, or if we otherwise fail to satisfy, the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If our shares are delisted from Nasdaq and become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The price of our common stock has been volatile and has declined significantly since our IPO and has traded at prices as high as $8.50 per share to as low as $0.86 per share. If we do retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

Substantial future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. All of the common stock sold in our IPO, as well as the shares registered for resale under the registration statement filed in connection with our IPO, are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended (the “Securities Act”), subject to restrictions applicable to shares held by affiliates. Subject to the restrictions under Rule 144 and 701 under the Securities Act, common stock outstanding after our IPO will be eligible for resale upon the expiration of lock-up agreements or other contractual restrictions.

We, all of our directors and executive officers, and the holders of a majority of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to the closing of our IPO, including holders of ten percent (10%) or more of such securities, have agreed with the underwriter, subject to certain exceptions, not to offer for sale, sell, pledge, lend, or otherwise dispose of, or hedge, any common stock or securities convertible into or exchangeable for common stock during the period from the date of the prospectus related to our IPO continuing through 540 days after the date of the prospectus related to our IPO (the “Restricted Period”).

As a result of these contractual lock-up agreements and the provisions of Rules 144 and 701 under the Securities Act, these shares of common stock will be available for sale in the public market beginning 540 days after the date of the prospectus related to our IPO, subject in some cases to restrictions in award agreements and contractual obligations with us or the volume and other restrictions of Rule 144.

In addition, Aegis Capital Corp. may in its sole discretion release some or all of the shares subject to the lock-up agreements prior to the expiration of the Restricted Period, subject to applicable notice requirements and in some cases without public notice. See “Underwriting” and “Shares Eligible for Future Sale” for additional information. As these resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

Further, subject to the lock-up agreements described above, certain shares of our common stock are also entitled to demand and “piggyback” registration rights. We also intend to register shares of common stock that we may issue under our employee equity incentive plans. As a result, such shares, if and when registered (and subject to restrictions applicable to shares held by affiliates and existing market stand-off or lock-up agreements), will be able to be sold freely in the public market upon issuance, which in turn could negatively affect our stock price.

If securities analysts or industry analysts downgrade our common stock, publish negative research or reports, or fail to publish reports about our business, our ordinary share price and trading volume could decline.

The market price and trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our shares or change their recommendation about our competitors’ shares, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets which in turn could cause our share price or trading volume to decline. In addition, if our results of operations fail to meet the expectations created by securities analysts’ reports, our share price could decline.

Our actual results of operations may not meet our guidance and investor expectations, which would likely cause our share price to decline.

From time to time, we may release guidance in our earnings releases, earnings conference calls, or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. With or without our guidance, analysts and investors may publish expectations regarding our business, financial condition, and results of operations. We do not accept any responsibility for any projections or reports published by any such third parties. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. If our actual performance does not meet or exceed our guidance or investor expectations, the trading price of our common stock is likely to decline.

Certain provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock, which could be used by our board of directors to implement a stockholder rights plan;
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require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
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specify that special meetings of our stockholders can be called only by our board of directors, the Chairperson of our board of directors (“Chairperson”), or our Chief Executive Officer and eliminating the ability of our stockholders to call special meetings of stockholders;
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establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
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establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;
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prohibit cumulative voting in the election of directors;
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provide that our directors may be removed “for cause” and only with the approval of at least 66 2/3% of our stockholders;
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provide that vacancies on our board of directors may be filled by a majority of directors then in office, even if less than a quorum;
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permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;
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provide that our board of directors is expressly authorized to make, alter, or repeal our bylaws; and require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any interested stockholder for a period of three years following the date on which such stockholder became an interested stockholder. See “Description of Capital Stock— Certain Provisions of Our Certificate of Incorporation, Our Bylaws, and Delaware Law.” Any delay or prevention of a change of control transaction or changes in our management could cause our stock price to decline or could prevent or deter a transaction that you might support.

Our amended and restated certificate of incorporation and amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and provides that federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain what they believe to be a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (d) any action asserting a claim against us governed by the internal affairs doctrine (collectively, the “Delaware Forum Provision”). Our amended and restated certificate of incorporation and our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”).

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of this provision is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in our common stock.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, the Delaware Forum Provision does not designate the Court of Chancery as the exclusive forum for any derivative action arising under the Exchange Act, as there is exclusive federal jurisdiction in such instances.

Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision of our bylaws described above. These choice of forum provisions may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, or other employees. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and board of directors.

In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

General Risk Factors

If we acquire businesses, enter into licensing arrangements, or make investments in other companies or technologies, it may disrupt our business, create integration issues, impair our results of operations, dilute our stockholders’ ownership, cause us to incur debt, divert management resources, or cause us to incur significant expense

We may pursue in the future acquisitions of businesses and assets, as well as technology licensing arrangements, that we believe will complement our products or technologies. For example, in October 2023, we entered into an asset purchase agreement (the “Asset Purchase Agreement") with CLMBR, Inc. and CLMBR1, LLC (the "Sellers") to purchase and acquire substantially all of the asset and assume certain liabilities of the Sellers. See Note 20 to the notes to our condensed consolidated financial statements included elsewhere in this report. We also may pursue strategic alliances that leverage our core technologies and industry experience to expand our product offerings or distribution, or make investments in other companies. Any acquisition involves a number of risks, many of which could harm our business, or materially impact our stock price, including:

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difficulty in integrating the operations, technologies, products, existing contracts, accounting and personnel of the acquired company or business;
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not realizing the anticipated benefits of any acquisition;
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difficulty in transitioning and supporting customers of the acquired company;
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difficulty in transitioning and collaborating with suppliers of the acquired company;
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diversion of financial and management resources from existing operations;
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the risk that the price we pay, costs we incur, or other resources that we devote to the acquisition may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;
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unanticipated costs and expenses or accounting impacts of an acquisition, licensing arrangement, or other strategic investments;
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potential loss of key employees, customers and strategic alliances from either our current business or the acquired company’s business;
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inability to successfully bring newly acquired products to market or achieve design wins with such products;
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fluctuations in industry trends that change the demand or purchasing volume of newly acquired products;
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assumption of unanticipated problems or latent liabilities, such as problems with the quality of the acquired products or technology;
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inability to generate sufficient revenue to offset acquisition costs;
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market or investor reaction to, or perception of, the anticipated benefits, costs, or other consequences of any proposed or consummated acquisition;
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the incurrence of significant costs and diversion of management resources in connection with any potential acquisition, irrespective of whether an acquisition is successfully completed;
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the dilutive effect on our common stock as a result of any acquisitions financed through the issuance of equity; and
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inability to successfully complete transactions with a suitable acquisition candidate; and in the event of international acquisitions, risks associated with accounting and business practices or regulatory requirements that are different from applicable U.S. practices and requirements.

Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments, which could harm our financial results. If we fail to properly evaluate acquisitions or investments, it may impair our ability to achieve the anticipated benefits of any such acquisitions or investments, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition, and results of operations.

To finance any acquisitions or investments, we may choose to issue equity or equity-linked securities as consideration, which could dilute the ownership of our stockholders, including materially. If the price of our common stock is low or volatile, we may not be able to acquire other companies for equity or equity-linked consideration. In addition, newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. Additional funds for acquisitions also may not be available on terms that are favorable to us, or at all.

Item 5. Other Information

Our directors and officers (as defined in Rule 16a-1 under the Exchange Act) may from time to time enter into plans or other arrangements for the purchase or sale of our shares that are intended to satisfy the affirmative defense conditions of Rule 10b5–1(c) or may represent a non-Rule 10b5-1 trading arrangement under the Exchange Act. During the quarter ended September 30, 2023, no such plans or arrangements were adopted or terminated, including by modification.

Item 6. Exhibit

Exhibit No.	Description
2.1†

Asset Purchase Agreement, dated October 6, 2023, by and among CLMBR, INC, CLMBR1, LLC and Interactive Strength Inc. (incorporated by reference from Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed October 11, 2023).

3.1	Amended and Restated Certificate of Incorporation of Interactive Strength Inc. (incorporated by reference from Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed May 2, 2023).

3.2	Amended and Restated Bylaws of Interactive Strength Inc. (incorporated by reference from Exhibit 3.2 to the registrant’s Current Report on Form 8-K filed May 2, 2023).

4.1

Form of Specimen Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the registrant’s registration statement on Form S-1 (File No. 333-269246), as declared effective by the SEC on April 27, 2023).

4.2†

Amended and Restated Investors’ Rights Agreement, dated March 10, 2022, by and among the Registrant and the investor signatories thereto, as amended by the Amendment Agreement dated December 19, 2022 (incorporated by reference from Exhibit 4.2 to the registrant’s registration statement on Form S-1 (File No. 333-269246), as declared effective by the SEC on April 27, 2023).

4.3

Form of Underwriter Warrant (incorporated by reference from Exhibit 4.3 to the registrant’s registration statement on Form S-1 (File No. 333-269246), as declared effective by the SEC on April 27, 2023).

31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

† The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the SEC upon request.

* In accordance with Item 601(b)(32)(ii) of Regulation S K and SEC Release No. 34-47986, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-Q and will not be deemed “filed” for purposes of Section 18 of the Exchange Act or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933 except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERACTIVE STRENGTH INC.

Date: November 14, 2023	By:	/s/ Trent A. Ward
Trent A. Ward
Chief Executive Officer
(Principal Executive Officer and Duly Authorized Officer)

Date: November 14, 2023	By:	/s/ Michael J. Madigan
Michael J. Madigan
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)